UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

SCHERING AKTIENGESELLSCHAFT
(Name of Subject Company)

SCHERING AKTIENGESELLSCHAFT
(Name of Persons Filing Statement)

Ordinary Shares, no par value
(Title of Class of Securities)

DE 0007172009
(ISIN Number of Class of Securities)

American Depositary Shares, evidenced by American Depositary Receipts, each representing one Ordinary Share
(Title of Class of Securities)

806585204
(CUSIP Number of Class of Securities)

Ulrich Grohé, Esq.
Müllerstrasse 178
13353 Berlin
Federal Republic of Germany
Telephone: (011-49−30) 468−1111

(Name, address, and telephone number of person authorized
to receive notices and communications on behalf of the persons filing statement)

Copy to:
Peter S. Wilson, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019-7475
Telephone: (212) 474-1000

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Explanatory note:

This document relates to the proposed offer of cash compensation by Dritte BV GmbH, a wholly owned subsidiary of Bayer Aktiengesellschaft, in connection with the planned domination and profit and loss transfer agreement between Dritte BV GmbH and Schering Aktiengesellschaft. After the proposed offer of cash compensation is made available to Schering Aktiengesellschaft shareholders, Schering Aktiengesellschaft will file with the U.S. Securities and Exchange Commission a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer of cash compensation. Holders of ordinary shares and American depositary shares of Schering Aktiengesellschaft are advised to read such solicitation/recommendation statement when it becomes available because it will contain important information. Holders of ordinary shares and American depositary shares of Schering Aktiengesellschaft will be able to obtain such solicitation/recommendation statement and other filed documents when they become available free of charge at the U.S. Securities and Exchange Commission’s website (http://www.sec.gov) and at Schering Aktiengesellschaft’s website (http://www.schering.de).

Convenience Translation Schering AG Annual Financial Statements as of December 31, 2003

BALANCE SHEET OF SCHERING AG (€ thousand)

ASSETS	NOTE		Dec. 31, 2003		Dec. 31, 2002

Intangible assets	(3)		224,871		282,657
Tangible fixed assets	(4)		542,933		518,638

Shares in affiliated companies	(5)	1,535,119		1,527,664
Other financial assets	(6)	37,706		16,428
Financial assets			1,572,825		1,544,092
Fixed assets	(2)		2,340,629		2,345,387

Inventories	(7)		730,128		660,400

Trade receivables		127,586		111,038
Receivables from affiliated companies		398,057		317,645
Other receivables and assets	(8)	219,250		127,538
Receivables and
other assets			744,893		556,221

Securities and liquid assets	(9)		799,556		702,412
Current assets			2,274,577		1,919,033

			4,615,206		4,264,420

EQUITY AND LIABILITIES	NOTE		Dec. 31, 2003		Dec. 31, 2002

Subscribed capital *)	(10)	194,000		196,500
Capital reserves	(10)	334,494		331,994
Revenue reserves	(11)	811,467		646,675
Unappropriated profit		223,420		216,745
Equity			1,563,381		1,391,914
Special tax-allowable reserves	(12)		195,118		208,032

Provisions for pensions
and similar obligations	(13)	1,224,563		1,181,549
Other provisions	(14)	575,938		535,313
Provisions			1,800,501		1,716,862

Liabilities to banks		33,005		282
Other liabilities		1,023,201		947,330
Liabilities	(15)		1,056,206		947,612

			4,615,206		4,264,420

*) Contingent capital 16,538

2

INCOME STATEMENT OF SCHERING AG
(€ thousand)

	NOTE	2003	2002

Net Sales	(18)	2,338,332	2,280,398
Cost of sales	(19)	- 971,147	- 913,883
Gross profit	(19)	1,367,185	1,366,515

Cost of
Marketing and selling		- 390,506	- 355,350
engineering and administration	(20)	- 265,406	- 274,474
research and development		- 649,169	- 674,040

Other operating income	(21)	498,358	418,608
Other operating expenses	(22)	- 258,627	- 295,256
Operating profit		301,835	186,003

Net income from long-term equity investments	(23)	202,558	158,096
Interest result	(24)	- 17,847	- 54,158
Other financial result	(25)	56,614	- 69,709
Profit from ordinary activities		543,160	220,232

Extraordinary result	(26)	- 82,344	302,101
Net profit before tax		460,816	522,333

Income taxes	(27)	-18,721	- 90,588
Profit for the period		442,095	431,745

Appropriation of net profit
Profit for the period		442,095	431,745
Retained profits brought forward		2,325	-
Appropriation to revenue reserves		- 221,000	- 215,000
Unappropriated profit		223,420	216,745

The annual financial statements and the management report of Schering AG for fiscal year 2003 are published in the Bundesanzeiger (German Federal Gazette) and filed with the commercial register of the Charlottenburg, Berlin, Local Court. The management report of Schering AG has been combined with the group management report. It has been published on pages 25 to 50 of our 2003 Annual Report.

3

STATEMENT OF CHANGES IN FIXED ASSETS (€ thousand)

	Cost
	Jan. 1, 2003	Additions	Disposals	Reclassifications	Dec. 31, 2003

Industrial and similar rights and assets	350,890	13,434	22,090		342,234
Intangible assets	350,890	13,434	22,090	-	342,234

Land, land rights, and buildings,
including buildings on third-party land	673,211	6,452	1,604	2,291	680,350
Technical equipment and machinery	916,989	55,335	21,531	36,079	986,872
Other equipment, operating and office equipment	391,048	47,800	35,018	2,733	406,563
Advance payments and assets under construction	53,374	16,400	549	-41,103	28,122
Tangible fixed assets	2,034,622	125,987	58,702	0	2,101,907

Shares in affiliated companies	1,678,678	7,480	25		1,686,133
Other equity investments	24,659	10,078			34,737
Other loans	7,343	23,121	3,545		26,919
Financial assets	1,710,680	40,679	3,570	-	1,747,789

Fixed assets of Schering AG	4,096,192	180,100	84,362	0	4,191,930

SHAREHOLDINGS OF SCHERING AG (as of Dec. 31, 2003)

Name and location of company	% of	Equity[1]	Result[1]	Sales[1]	Employees
	Equity
Affiliated companies

Germany

Schering Deutschland Holding AG, Hamburg[2]	100.0	276	29	408	616
Jenapharm GmbH & Co. KG, Jena[2]	100.0	47	41	163	1,069
Schering Finnland Holding GmbH, Berlin	100.0	207	29	-	-

Europe (excl. Germany)

N.V. Schering S.A., Diegem/Belgium	100.0	24	2	71	148
Schering Oy, Turku/Finland[2]	100.0	179	49	221	878
Schering S.A., Lys-Lez-Lannoy/France[2]	99.9	193	3	393	1,554
Schering Holdings Ltd., Burgess Hill/United Kingdom[2]	100.0	24	10	155	325
Schering S.p.A., Milan/Italy[2]	100.0	92	22	315	882
Schering Nederland B.V., Weesp/Netherlands	100.0	37	5	65	92
Schering Wien Ges.m.b.H., Vienna/Austria	100.0	297	8	63	110
Schering Lusitana Lda., Mem Martins/Portugal	100.0	15	2	53	133
Schering (Schweiz) AG, Baar/Switzerland	100.0	10	3	64	79
Schering España S.A., Madrid/Spain[2][2]	99.9	92	16	214	667
Schering Alman Ilaç ve Ecza Ticaret Ltd., Şirketi, Istanbul/Turkey	100.0	11	0	61	171

1 Amounts in €m. The amounts in the local currency of companies located outside the euro zone were translated at the middle rate at December 31, 2003 (equity and results only). Sales were translated at the average rate for the year.
2 Amounts include consolidated subsidiaries

4

Accumulated depreciation, amortization, and write-downs						Carrying amounts
Jan.1, 2003	Additions	Reversals of write-downs	Disposals	Reclassifications	Dec. 31, 2003	Dec. 31, 2003	Dec. 31, 2002

68,233	70,909		21,779		117,363	224,871	282,657
68,233	70,909	-	21,779	-	117,363	224,871	282,657

420,009	18,835		1,552		437,292	243,058	253,202
789,587	43,594		21,065	112	812,228	174,644	127,402
306,388	35,775		32,597	-112	309,454	97,109	84,660
						28,122	53,374
1,515,984	98,204	-	55,214	0	1,558,974	542,933	518,638

151,014					151,014	1,535,119	1,527,664
13,709	6,670				20,379	14,358	10,950
1,865	2,638		932		3,571	23,348	5,478
166,588	9,308	-	932	-	174,964	1,572,825	1,544,092

1,750,805	178,421	-	77,925	0	1,851,301	2,340,629	2,345,387

Name and location of company	% of	Equity[1]	Result[1]	Sales[1]	Employees
	Equity
North America
Schering Berlin Inc., Wilmington, Del./U.S.A.[2]	100.0	746	53	1,202	3,714
Berlex Canada Inc., Lachine/Canada	100.0	12	4	66	214

Latin America
Schering Argentina S.A.I.C., Buenos Aires/Argentina	100.0	13	6	47	212
Schering do Brasil Ltda., São Paulo/Brazil	100.0	43	3	118	743
Schering Colombiana S.A., Bogotá/Colombia	100.0	25	6	62	310
Schering Mexicana S.A., Mexico City/Mexico	100.0	41	8	75	254

Asia/Australia
P.T. Schering Indonesia, Jakarta/Indonesia	85.0	8	1	18	355
Nihon Schering K.K., Osaka/Japan	100.0	139	16	497	1,560
Schering Pty. Ltd., Sydney/Australia	100.0	18	5	77	117
Schering Korea Ltd., Seoul/Korea	100.0	23	2	58	263
Schering Bangkok Ltd., Bangkok/Thailand[2]	100.0	6	1	17	123

Africa
Schering (Pty.) Ltd., Midrand/South Africa	100.0	10	- 1	30	100

5

NOTES TO THE ANNUAL FINANCIAL STATEMENTS OF SCHERING AG FOR FISCAL YEAR 2003
(1) ACCOUNTING POLICIES
Purchased intangible assets are carried at cost less straight-line amortization. The standard useful life is four to six years unless a different period is required, e.g., because of the life of a patent.

Tangible fixed assets are carried at cost less depreciation for wear and tear. In addition to directly attributable costs, the cost of self-constructed assets also includes appropriate indirect costs and depreciation. Investment subsidies reduce cost. In the case of buildings, depreciation is charged on a straight-line basis over a maximum useful life of 40 years; movable items of tangible fixed assets are initially depreciated using the declining balance method, switching subsequently to straight-line depreciation; the useful life of technical equipment and machinery is between 10 and 20 years, and that of other equipment, operating and office equipment is between 5 and 10 years. Accelerated depreciation required by tax rules is presented in special tax-allowable reserves.

Equity investments are carried at cost. Non-interest-bearing and low-interest loans are carried at their present value or at the lower value allowed under tax law.

Where the value of items of fixed assets measured in accordance with the principles set out above is higher than their fair value at the balance sheet date, the carrying amount is written down. If it emerges in a subsequent fiscal year that the reasons for this no longer apply, the amount of this write-down is reversed to reflect the increase in value, up to a maximum of the amount that would have resulted if the assets had been depreciated during that period.

Inventories are carried at cost using permitted simplified measurement options, or at the lower market values. In addition to directly attributable costs, cost also includes indirect labor and materials costs, as well as depreciation. In addition, the cost of sales presented in the income statement also includes expenses relating to unutilized capacity and expenses for voluntary social benefits and pensions.

Valuation allowances take account of identifiable specific risks in receivables and bills of exchange.

A global valuation allowance on receivables takes sufficient account of the general credit risk.

Securities are carried at cost or at the lower market prices.

Items of current assets are written down to reflect negative fluctuations in their value in the near future.

Provisions for pensions are measured using the projected unit credit method and reflect future salary and pension adjustments; the minimum carrying amount of these provisions is the amount permitted under section 6a of the EStG (German Income Tax Act).

Measurement basis and parameters:

-    Biometric measurement basis in accordance with the 1998 mortality tables  published by Prof. Dr. Klaus Heubeck

-    Discount rate        5.5%

-    Increase in salaries     2.5%

-    Increase in pension     1.25%

The current service cost for the beneficiaries arises from the change in the provision for projected benefits. Actuarial gains and losses are deferred and recognized over the expected remaining service period of the employees participating in those plans, to the extent to which such gains and losses exceed 10% of the obligation.

The other provisions take account of all identifiable risks and uncertain obligations. Provisions are recognized for deferred maintenance if the maintenance will be completed in the first three months of the following fiscal year.

The amounts disclosed for contingent liabilities from guarantees and warranties correspond to the actual credit amounts utilized at the balance sheet date.

Receivables and liabilities denominated in foreign currencies are measured at the exchange rate at the transaction date, or at the forward rate if they are hedged by forward transactions. Changes in exchange rates are recognized in the income statement.

Gains and losses on the disposal of long-term financial assets and securities classified as current assets are presented in the financial result. The same applies to all income and expenses from derivative financial instruments if the income and expenses from the underlyings are also attributable to the financial result.

6

BALANCE SHEET DISCLOSURES (AMOUNTS IN € THOUSAND, UNLESS OTHERWISE STATED)

The breakdown of the asset items combined in the balance sheet and their changes in 2003	are presented on pages 4 and 5.	(2) FIXED ASSETS

The additions to industrial and similar rights	and assets relate to computer software and product rights.	(3) INTANGIBLE ASSETS

	Additions	Carrying amounts	Carrying amounts	(4) TANGIBLE FIXED ASSETS
	2003	2003	2002
	€m	€m	€m
Berlin	71	372	369
Bergkamen	55	171	150
	126	543	519

The additions relate to the acquisition of additional shares of P.T. Schering Indonesia, Jakarta/Indonesia, and to capital increases at Schering de Venezuela S.A., Caracas/Venezuela, and at other affiliated companies.

Unless they are insignificant, the shareholdings of Schering AG are presented on pages 4 and 5.	(5) SHARES IN AFFILIATED COMPANIES

The addition results from shares of Astex Technology Ltd, Cambridge, United Kingdom, following the merger with metaGen Pharmaceuticals GmbH, Berlin. A write-down was charged on the investment in MorphoSys AG, Martinsried.

The other loans relate primarily to loans to employees and to housing companies for the purpose of residential property procurement, as well as to loans to suppliers.	(6) OTHER LONG-TERM FINANCIAL ASSETS

	2003	2002	(7) INVENTORIES

Raw materials, consumables, and supplies	147,721	128,704
Work in process, finished goods and goods for resale	582,407	531,696
	730,128	660,400

	2003	2002	(8) OTHER RECEIVABLES AND ASSETS
Receivables from other investees and investors	27	1
of which due after more than 1 year	(-)	(-)
Other assets	219,223	127,537
of which due after more than 1 year	(6,089)	(2,769)
	219,250	127,538

7

(9) SECURITIES AND LIQUID ASSETS		2003	2002
	Other securities	707,140	662,141
	Checks, cash-in-hand, central bank and postal giro balances, bank balances	92,416	40,271
		799,556	702,412

(10) SUBSCRIBED CAPITAL, CAPITAL RESERVES		2003	2002
	Subscribed capital
	Balance at January 1	196,500	198,000
	Redemption of shares	- 2,500	- 1,500
	Balance at December 31	194,000	196,500

	Capital reserves
	Balance at January 1	331,994	330,494
	Appropriation	2,500	1,500
	Balance at December 31	334,494	331,994

The share capital amounts to €194,000,000 and is composed of 194,000,000 no-par value shares. Each share thus has a notional value of €1.00.

In the year under review, 2,500,000 own shares were purchased at a total price of €90,208 thousand and retired. The Supervisory Board amended the Articles of Association correspondingly. The shares had an aggregate notional value of €2,500 thousand, which was deducted from the share capital. In accordance with section 237(5) of the AktG (German Stock Corporation Act), a corresponding amount was withdrawn from revenue reserves and appropriated to the capital reserves.

In 2003, Schering AG purchased 242,660 own shares at an average price of €43.62 per share to issue employee shares. The shares were offered to qualified employees at €17 per share.

The Executive Board is authorized to purchase own shares of Schering AG until September 30, 2004 for purposes allowed under section 71(1) no. 8 of the AktG. Shares with an aggregate notional value of  €15,000,000 may be acquired on the basis of this authorization.

In addition, the Executive Board is authorized until April 26, 2004, to increase the share capital with the approval of the Supervisory Board on one or on several occasions by issuing new shares for cash or non-cash consideration, provided that the overall increase in the share capital does not exceed a total amount of €85,000,000. Shareholders must be granted preemptive rights. However, with the agreement of the Supervisory Board, the Executive Board is authorized to disapply shareholders’ preemptive rights:

a)  if the capital increase from cash contributions does not exceed a total amount of €15,000,000 and the issue price of the new shares is not substantially below the quoted market price for the shares at the time the issue price is determined by the Executive Board; or

b)  if the capital increase is implemented for the issue of employee shares; or

c) if the capital increase is implemented for non-cash consideration; or

d)  to the extent necessary to allow holders of convertible bonds or bonds with warrants of Schering AG to subscribe for new shares.

8

The Executive Board is also authorized, with the agreement of the Supervisory Board, to issue convertible bonds and/or bonds with warrants on one or on several occasions in the period up to April 26, 2004. The aggregate principal amount of such bond issues may not exceed €300,000,000. Conversion rights or options on Schering AG shares may be issued up to a notional aggregate €11,538,462 of share capital. Accordingly, the share capital of Schering AG may be contingently increased by up to €11,538,462 through the issue of up to 11,538,462 shares (Contingent Capital I). This contingent capital increase serves solely to redeem conversion rights and options.

The share capital may be contingently increased by up to €5,000,000 (Contingent Capital II). This contingent capital increase will only be implemented to the extent that holders of stock options that have been issued until September 30, 2003 on the basis of the authorization by the Annual General Meeting on April 26, 2001 exercise their option rights, and that the options are not settled by the transfer of treasury shares or cash payments.

Allianz AG, Munich, notified us of the following in a communication dated December 16, 2003: The share of voting rights of Schering AG held by AZ-SER Vermögensverwaltungsgesellschaft mbH exceeded the threshold of 10% on December 12, 2003 and amounts to 10.58%.

These relate solely to other revenue reserves, to which €221,000 thousand was appropriated from the net income for the fiscal year.	(11) REVENUE RESERVES

	2003	2002	(12) SPECIAL TAX-ALLOWABLE RESERVES
Write-downs of fixed assets in accordance with s. 14 BFG (Berlin Subsidies Act), s. 6b EStG, s. 7 EStG, s. 7b EStG, s. 7d EStG, s. 51 EStG, s. 35 EStR (Income Tax Guidelines), s. 4 FördergebietsG (Regional Assistance Act), EntwHStG (Developing Countries Tax Act)	157,874	162,610
Reserves in accordance with s. 6b EStG	37,244	44,345
Reserves in accordance with s. 52 EStG	-	1,077
	195,118	208,032
Net income for the fiscal year would have been €8 million lower excluding the €13 million change in special tax-allowable reserves recognized in the income statement.	The income tax liability when the special tax-allowable reserves are reversed is approximately 40%.

	2003	2002	(13) PROVISIONS FOR PENSIONS AND SIMILAR OBLIGATIONS
Present value of pension benefit obligations	1,301,150	1,242,069
Unrecognized actuarial losses	-96,368	- 78,412
Provisions for pensions	1,204,782	1,163,657
Provisions for similar obligations	19,781	17,892
	1,224,563	1,181,549

9

(14) OTHER PROVISIONS	Provisions for taxes Other provisions	2003 5,914 570,024 575,938	2002 5,254 530,059 535,313
	The provisions for taxes relate to amounts for the period under review and for prior years. The other provisions contain amounts for bonuses, early retirement benefits, other	personnel expenses, environmental protection, restructuring, liability risks, maintenance, currency and other risks relating to international business, and other uncertain liabilities.

(15) LIABILITIES		Due		2003	2002
		up to 1 year	more than 5 years	Total	Total
	Liabilities to banks	33,005	-	33,005	282
	of which collateralized by mortgages	(-)	(-)	(-)	(-)
	Payments received on account of orders	163	-	163	208
	Trade payables	192,471	356	193,515	208,213
	Liabilities to affiliated companies	741,488	-	741,488	650,676
	Liabilities to other investees and investors	418	-	418	329
	Tax liabilities Social security liabilities	135 10,533	- -	135 10,533	28,803 9,993
	Other liabilities and deferred income	65,850	5,691	76,949	49,108
	of which collateralized by mortgages	(-)	(-)	(-)	(-)
		1,044,063	6,047	1,056,206	947,612

(16) TOTAL AMOUNT OF COLLATERALIZED LIABILITIES	There were no collateralized liabilities as of December 31, 2003.

(17) CONTINGENT LIABILITIES AND OTHER FINANCIAL COMMITMENTS

Contingent liabilities
Liabilities from guarantees
relating to affiliated companies
Liabilities from warranties

Other financial commitments
Liabilities from rental and leasing agreements
Liabilities from research agreements
Approved investments in fixed assets
Total amount
of which commitments to affiliated companies
2003 44,462 14,929 88,636 198,291 190,600 477,527 59,091

10

INCOME STATEMENT DISCLOSURES (AMOUNTS IN € THOUSAND, UNLESS OTHERWISE STATED)

	2003 €m	2002 €m	Change %	(18) SALES
Sales by Business Area

Gynecology&Andrology	804	724	+11
Specialized Therapeutics	721	679	+6
Diagnostics&Radiopharmaceuticals	561	590	-5
Dermatology Other	139 113 2,338	161 126 2,280	-14 -10 +3

Breakdown by region Europe Region*	1,292	1,214	+6
United States Region	296	251	+18
Japan Region	231	270	-14
Latin America/Canada Region	245	255	-4
Asia/Middle East Region	141	148	-5
Other Activities	133 2,338	142 2,280	-6 +3

* including Africa, Australia, and NewZealand

The cost of sales consists of the cost of goods sold and the cost of merchandise	sold. The ratio of gross profit to sales is 58%.	(19) COST OF SALES, GROSS PROFIT

Engineering and administration costs include costs of production management and planning, factory safety and administration, environmental protection, technology cost centers such as workshops, energy production, utilities and waste disposal (only to the extent

that these costs are not internally reallocated to the consuming functions), training, and general administration, such as human resources, purchasing, financial control, and accounting.	(20) ENGINEERING AND ADMINISTRATION COSTS

	2003	2002	(21) OTHER OPERATING INCOME
Income from the reversal of special tax-allowable reserves	19,914	60,574
Income from foreign currency hedges and monetary transactions	231,693	139,837
License and commission income	87,613	66,115
Income from providing services to third parties	62,255	68,473
Miscellaneous	96,883 498,358	83,609 418,608

11

(22) OTHER OPERATING EXPENSES		2003	2002
	Expenses from appropriations to special tax-allowable reserves	7,000	57,123
	Expenses from foreign currency hedges and monetary transactions	134,982	117,548
	Additional expense from declining balance depreciation and write-downs	3,014	- 1,482
	Cost of providing services to third parties	60,651	71,252
	Miscellaneous	52,980	50,815
		258,627	295,256

		2003	2002
(23) NET INCOME FROM LONG-TERM EQUITY INVESTMENTS
	Income from profit transfer agreements	920	320
	Income from long-term equity investments	199,846	179,707
	of which from affiliated companies	(199,846)	(179,707)
	Gains on the disposal of long-term equity investments	9,253	1,541
	Cost of loss absorption	- 791	- 736
	of which relating to affiliated companies	(- 791)	(- 736)
	Write-downs of long-term equity investments	- 6,670	- 22,736
	of which relating to affiliated companies	202,558	158,096

(24) NET INTEREST RESULT		2003	2002
	Income from other securities and long-term loans	461	410
	Other interest and similar income	74,950	43,960
	of which from affiliated companies
	Interest component of addition to provisions	- 70,270	- 72,207
	for pensions	- 17,847	- 54,158
	Other interest and similar expenses of which to affiliated companies

(25) OTHER FINANCIAL RESULT		2003	2002
	Write-downs of loans and securities classified as current assets	- 14,807	- 71,285
	Reversals of write-downs of securities classified as current assets	55,438	220
	Other financial income	20,646	10,850
	Other financial expenses	- 4,663	- 9,494
		56,614	- 69,709

	Gains and losses on the disposal of other loans and securities classified as current assets, as well as gains and losses on interest	rate derivatives, are presented in other financial income and expenses.

12

	2003	2002	(26) EXTRAORDINARY RESULT
Extraordinary income	-	534,589
Extraordinary expense	- 82,344	- 232,488
	- 82,344	302,101

The extraordinary expense relates to the recognition of a provision for a compensation payment to Berlex Inc., Montville, U.S.A., on the basis of an agreement with the German and U.S. tax authorities.
The extraordinary income in the prior year results from the sale of the investment in Aventis CropScience Holding S.A., Lyon/France, to Bayer AG, Leverkusen.

The extraordinary expense in the prior year contains the purchase price of €212 million for the rights to the development project for the use of Leukiner in Crohn’s disease, and a further €20 million resulting from the establishment of the Schering Stiftung (a foundation under German law) for the promotion of science and culture.

€52 million of income taxes is attributable to the result from ordinary activities.	The extraordinary result reduced the income tax expense by €33 million.		(27) INCOME TAXES

To the extent that they are attributable to the operating functions, the other taxes are included in the corresponding income state-	ment line items; in other cases, they are recorded in other operating expenses. The expense amounted to €2 million.		(28) OTHER TAXES

	2003 €m	2002 €m	(29) COST OF MATERIALS

Cost of raw materials, consumables, and supplies and of purchased merchandise	728	749
Cost of purchased services	169	136
	897	885

	2003 €m	2002 €m	(30) PERSONNEL COSTS/EMPLOYEES

Personnel costs
Wages and salaries	429	414
Social security and support payments	77	70
	506	484
Pensions	25	33
	531	517

	2003	2002
Number of employees (annual average)
Production	4,138	4,203
Research and development	2,330	2,275
Administration	1,581	1,494
Marketing and sales	271	251
	8,320	8,223

13

(31) TOTAL REMUNERATION OF THE SUPERVISORY BOARD AND THE EXECUTIVE BOARD LOANS GRANTED	The total remuneration of the members of the Supervisory Board amounted to €3,092 thousand and is broken down as follows:	Fixed compensation	Variable compensation	Committee functions
Dr. Giuseppe Vita (Chairman)	7	298	76
Other members of the Supervisory Board	51	2,267	393
58	2,565	469

Professor John A. Dormandy, a member of the Supervisory Board, has provided consultancy services to Schering AG in connection with research relating to certain cardiovascular indications since June 1996. For these services, Prof. Dormandy received a fee of €56,242 in 2003, plus expenses of €2,272.

Prof. Dr. Piet Borst and Prof. John A. Dormandy are members of the Board of

Governors of Schering Forschungsgesellschaft mbH, a wholly owned subsidiary of Schering AG. They received attendance fees of €1,000 and €2,000 respectively in this capacity in 2003.

The total remuneration of the members of the Executive Board amounted to €11,164 thousand, and is broken down as follows:

Fixed compensation	Variable compensation	Exercise of LTI Plan 2000

Dr. Hubertus Erlen (Chairman) Other members of the Executive Board	544	1,638	-
2,150	6,716	116
2,694	8,354	116

A provision in the total amount of €22,923 thousand has been recognized for the pension obligations to former members of the Executive Board and their surviving dependents; benefits paid for the period under review amounted to €1,967 thousand.

As part of the stock option plan established in 2000, the members of the Executive Board held non-transferable stock options on up to a maximum of 76,500 Schering AG shares at the balance sheet date. These options may be exercised between 2003 and 2006. The exercise of the options depends on certain performance criteria relating to the Schering AG share price.

In addition, the members of the Executive Board held 84,000 stock appreciation rights as part of the LTI Plan 2001/I (introduced in 2001), 100,000 stock appreciation rights as part of the LTI Plan 2001/II (introduced in 2002), and 120,000 stock appreciation rights as part of the LTI Plan 2001/III (introduced in 2003), which are subject to certain exercise hurdles. These stock appreciation rights do not grant the right to acquire Schering AG shares, but rather the right to a cash settlement of the difference between the market price of Schering AG shares at the time of exercise and the exercise price.

The maximum number of shares (LTI Plan 2000) or stock appreciation rights (LTI Plans 2001/I through 2001/III) is as follows:
LTI Plan 2000	LTI Plan 2001/I	LTI Plan 2001/II	LTI Plan 2001/III

Dr. Hubertus Erlen (Chairman)	22,500	20,000	20,000	20,000
Other members of the Executive	54,000	64,000	80,000	100,000
Board	76,500	84,000	100,000	120,000

At the balance sheet date, a member of the Supervisory Board held non-transferable stock options on a maximum of 22,500 Schering AG shares, which were granted to him in his former capacity as a member of the Executive Board of Schering AG under the stock option plan established in 2000.

At the balance sheet date, there was a loan to a member of the Supervisory Board with a balance outstanding of €30 thousand (repayments in 2003: €3 thousand). Interest of 6% is charged on the loan, which is repayable over 13 years. The loan granted to a member of the Board in the previous year was repaid in full in the year under review. The loans were granted prior to July 29, 2002. They have neither been extended since that date, nor have the agreed terms been amended.

A directors’ and officers’ (D&O) liability insurance policy has been taken out for the members of the Supervisory and Executive Boards. The deductible is €25 thousand for members of the Supervisory Board and €50 thousand for members of the Executive Board.

The members of the Supervisory and Executive Boards are listed on pages 16-19.

14

Schering Aktiengesellschaft has issued and made accessible to the shareholders the declaration required by section 161 of the Aktiengesetz (German Stock Corporation Act).	The declaration of conformity is published on page 20 of the 2003 Annual Report and on the Internet at www.schering.de.	(32) DECLARATION OF CONFORMITY WITH THE GERMAN CORPORATE GOVERNANCE CODE

Following the appropriation of €221,000 thousand to revenue reserves from the net income for fiscal year 2003, the remaining unappropriated profit amounts to €223,420 thousand, including retained profits of €2,325 thousand brought forward. We are proposing to the Annual General Meeting to distribute €180,420 thousand from unappropriated profit to the shareholders in the form of a dividend of €0.93 per share, and to transfer the remaining unappropriated profit of €43,000 thousand to other revenue reserves. The distributable amount of unappropriated profit attributable to treasury shares shall be carried forward to new account.

Berlin, February 11, 2004

Schering Aktiengesellschaft
The Executive Board

Erlen Köstlin Lingnau
Rubin Spiekerkötter Stock
PROPOSAL FOR THE APPROPRIATION OF UNAPPROPRIATED PROFIT

    We have audited the annual financial statements, together with the bookkeeping system, of Schering Aktiengesellschaft and its report on the position of the Company and the Group prepared by the Company for the fiscal year from January 1, 2003 to December 31, 2003. The maintenance of the books and records and the preparation of the annual financial statements and the report on the position of the Company and the Group in accordance with German commercial law are the responsibility of the Company’s management. Our responsibility is to express an opinion on the annual financial statements, together with the bookkeeping system, and the report on the position of the Company and the Group, based on our audit.
    We conducted our audit of the annual financial statements in accordance with section 317 of the HGB (German Commercial Code) and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position, and results of operations in the annual financial statements in accordance with German principles of proper accounting, and in the report on the position of the Company and the Group, are detected with reasonable assurance.
    Knowledge of the business activities and the economic and legal environment of the Company, and evaluations of possible misstatements, are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the books and records, the annual financial statements and the report on the position of the Company and the Group are examined primarily on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the annual financial statements and the report on the position of the Company and the Group. We believe that our audit provides a reasonable basis for our opinion.
Our audit has not led to any reservations.
In our opinion, the annual financial statements give a true and fair view of the net assets, financial position, and results of operations of the Company in accordance with German principles of proper accounting. On the whole the report on the position of the Company and the Group provides a suitable understanding of the position of the Company and the Group and suitably presents the risks of future development.

Berlin, February 25, 2004

BDO Deutsche Warentreuhand
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft
Dyckerhoff         Eckmann
Wirtschaftsprüfer     Wirtschaftsprüfer
AUDITORS' REPORT

15

SUPERVISORY BOARD
Dr. Giuseppe Vita, Berlin; * Apr. 28, 1935
Chairman of the Supervisory Board
First appointed: Apr. 26, 2001
Appointed until: Apr. 16, 2004
 Chairman of the Supervisory Board
- Axel Springer Verlag AG, Berlin
- HUGO BOSS AG, Metzingen
Member of the Supervisory Board
- Allianz Lebensversicherungs-AG, Stuttgart
- Medical Park AG, Bad Wiessee
- Vattenfall Europe AG, Berlin
Chairman of the Administrative Board
- Riunione Adriatica di Sicurtà (RAS) S.p.A.,
  Milan
Member of the Administrative Board
- Techosp S.p.A., Milan
- Marzotto S.p.A., Valdagno

Norbert Deutschmann, Berlin; * Apr. 11, 1951
Vice Chairman of the Supervisory Board
First appointed: Apr. 27, 1999
Appointed until: Apr. 16, 2004
Chairman of the Berlin Works Council
  of Schering AG, Berlin

Dr. rer. oec. Karl-Hermann Baumann,
Munich; * July 22, 1935
First appointed: May 4, 1994
Appointed until: Apr. 16, 2004
Chairman of the Supervisory Board
- Siemens AG, Berlin and Munich
Member of the Supervisory Board
- Deutsche Bank AG, Frankfurt/Main
- E.ON AG, Düsseldorf
- Linde AG, Wiesbaden
- ThyssenKrupp AG, Düsseldorf
- Wilhelm von Finck AG, Grasbrunn

Prof. Dr. Piet Borst, Amsterdam; * July 5, 1934
First appointed: Feb. 9, 2000
Appointed until: Apr. 16, 2004
Professor of Clinical Biochemistry,
  University of Amsterdam
Director Emeritus of the Netherlands
  Cancer Institute, Amsterdam

Dr. Mathias Döpfner, Berlin; * Jan. 15, 1963
First appointed: Apr. 26, 2001
Appointed until: Apr. 16, 2004
Chairman of the Executive Board
- Axel Springer Verlag AG, Berlin
Member of the Supervisory Board (Group appointment)
- ProSiebenSat.1 Media AG, Unterföhring

Prof. John A. Dormandy, D.Sc. FRCS,
London; * May 5, 1937
First appointed: Apr. 30, 1996
Appointed until: Apr. 16, 2004
Professor of Vascular Sciences,
University of London
Director, Vascular Clinical Research Unit,
St. George's Hospital, London

Joachim Elsholz, Berlin; * Sept. 2, 1949
First appointed: Oct. 1, 2000
Appointed until: Apr. 16, 2004
Head of Berlin Liaison Office of Industriegewerkschaft
Bergbau, Chemie, Energie
Member of the Supervisory Board
- Bayer CropScience AG, Monheim

Dr. rer. pol. Reiner Hagemann, Munich;
* Dec. 7, 1947
First appointed: Jan. 1, 1997
Appointed until: Apr. 16, 2004
Chairman of the Executive Board
- Allianz Versicherungs-AG, Munich
Member of the Supervisory Board
- E.ON Energie AG, Munich
- Steag AG, Essen
Domestic Group appointments:
Chairman of the Supervisory Board
-  Allianz Private Krankenversicherungs-AG,
Munich
- Bayerische Versicherungsbank AG,
  Munich
- Frankfurter Versicherungs-AG,
  Frankfurt/Main
- Euler Hermes Kreditversicherungs-AG,
  Hamburg
Member of the Supervisory Board
- Allianz Global Risks Rückversicherungs-AG,
  Munich
Foreign Group appointments:
- Allianz Cornhill Insurance plc, London
- Allianz Elementar Lebensversicherungs-AG,
  Vienna
- Allianz Elementar Versicherungs-AG, Vienna
- Allianz Investmentbank Aktiengesellschaft,
  Vienna
- Allianz Irish Life, Dublin
- Allianz Suisse Lebensversicherungs-AG,
  Zurich
- Allianz Suisse Versicherungs-AG, Zurich
- EULER & HERMES, Paris
- RAS International N.V., Amsterdam

16

Johannes Heitbaum, Werne; * June 10, 1963
First appointed: Apr. 27, 1999
Appointed until: Apr. 16, 2004
Vice Chairman of the Bergkamen Works Council of Schering AG, Berlin

Dr. h.c. Martin Kohlhaussen,
Bad Homburg v.d.H.; * Nov. 6, 1935
First appointed: Apr. 30, 1996
Appointed until: Apr. 16, 2004
Chairman of the Supervisory Board
- Commerzbank AG, Frankfurt/Main
Vice Chairman of the Supervisory Board
- Infineon Technologies AG, Munich
Member of the Supervisory Board
- Bayer AG, Leverkusen
- Heraeus Holding GmbH, Hanau
- Hochtief AG, Essen
- ThyssenKrupp AG, Düsseldorf
- Verlagsgruppe Georg von Holtzbrinck GmbH,
  Stuttgart

Hermann-Josef Lamberti, Königstein im
Taunus; * Feb. 5, 1956
First appointed: Apr. 26, 2001
Appointed until: Apr. 16, 2004
Member of the Executive Board
-  Deutsche Bank AG, Frankfurt/Main
Chairman of the Supervisory Board
-  Deutsche Bank Privat- und Geschäftskunden
AG, Frankfurt/Main (Group appointment)
-  Deutsche Bank S.A./N.V., Brussels
(Group appointment)
-  Deutsche Bank S.A.E., Barcelona
(Group appointment)
-  e-millennium 1 GmbH & Co. KG, Munich
-  european transaction bank AG,
   Frankfurt/Main (Group appointment)
Member of the Supervisory Board
-  Fiat S.p.A., Turin
Member of the Advisory Board
-  Barmenia Versicherungen, Wuppertal
Member of the Company Board
-  Carl-Zeiss-Stiftung, Oberkochen
Member of the Board of Directors
-  Euroclear Bank S.A., Brussels
-  Euroclear plc, London

Dr. med. Hans-Peter Niendorf, Berlin;
* June 25, 1946
First appointed: Apr. 27, 1999
Appointed until: Apr. 16, 2004
Head of Corporate Clinical Development
Diagnostics&Radiopharmaceuticals,
Schering AG, Berlin

Hans-Jürgen Scheel, Berlin; * June 21, 1943
First appointed: Feb. 11, 1994
Appointed until: Apr. 16, 2004
Corporate Human Resources Schering AG, Berlin

Günter Schmitt, Berlin; * Jan. 13, 1943
First appointed: Apr. 27, 1999
Appointed until: Apr. 16, 2004
Member of the Berlin Works Council
of Schering AG, Berlin

Dr. rer. oec. Ulrich Sommer, Berlin; * June 1, 1947
First appointed: Apr. 27, 1999
Appointed until: Apr. 16, 2004
Area Manager Marketing Europe Region,
Schering AG, Berlin

Heinz-Georg Webers, Bergkamen; * Dec. 27, 1959
First appointed: Apr. 27, 1999
Appointed until: Apr. 16, 2004
Chairman of the Company Works Council
and Chairman of the Bergkamen Works Council of
Schering AG, Berlin

Committees established by the Supervisory Board

Executive Committee
Dr. Giuseppe Vita (Chairman)
Norbert Deutschmann
Dr. Reiner Hagemann
Heinz-Georg Webers

Audit Committee
Dr. Karl-Herrmann Baumann (Chairman)
Norbert Deutschmann
Dr. Giuseppe Vita
Heinz-Georg Webers

Nomination and Compensation Committee
Dr. Giuseppe Vita (Chairman)
Norbert Deutschmann
Dr. Reiner Hagemann
Hans-Jürgen Scheel

Research and Development Committee
Dr. Giuseppe Vita (Chairman)
Prof. Dr. Piet Borst
Norbert Deutschmann
Prof. John A. Dormandy
Dr. Hans-Peter Niendorf
Dr. Ulrich Sommer

Committee stipulated by section 27(3) of the MitbestG
Norbert Deutschmann
Joachim Elsholz
Dr. Reiner Hagemann
Dr. Giuseppe Vita

17

EXECUTIVE BOARD
Position held Place of residence Date of birth Term of office	Dr. Hubertus Erlen Chairman of the Executive Board Berlin, Germany June 7, 1943 First appointed: July 1, 1985 Appointed until: June 30, 2005	Prof. Dr. Klaus Pohle Vice Chairman of the Executive Board Berlin, Germany November 3, 1937 First appointed: January 1, 1981 Appointed until: April 10, 2003	Dr. Ulrich Köstlin Member of the Executive Board Berlin, Germany December 31, 1952 First appointed: June 1, 1994 Appointed until: May 31, 2009

Responsibility within Schering AG Group	Strategy and Business Development, Corporate Communication, Senior Executives, Corporate Auditing	Equity Investments, Finance and Administration, Information Technology Japan, Asia, Australia	Marketing and Sales, Production, Logistics, and Environment Europe, Africa

Appointments to statutory supervisory boards in Germany	Member of the Supervisory Board - B. Braun Melsungen AG, Melsungen - Celesio AG, Stuttgart	Member of the Supervisory board - Berliner Börse AG, Berlin - DWS Investment GmbH, Frankfurt/Main - Schering Germany Holding AG, Hamburg (Group appointment)	Member of the Supervisory Board - Institut für Management und Technologie IMT BERLIN GmbH, Berlin - Schering Deutschland Holding AG, Hamburg (Group appointment)

Membership of comparable supervisory bodies of companies in Germany and abroad
Chairman of the
Board of Directors
- Schering Berlin Inc., U.S.A.

Member of the Supervisory Board
- Partner für Berlin Gesellschaft
  für Hauptstadt-Marketing mbH,
  Berlin

Member of the Curatorship
- Bertelsmann-Stiftung,
  Gütersloh
		Chairman of the Board of Directors - Nihon Schering K.K., Japan Member of the Board of Directors - Schering Berlin Inc., U.S.A. - Coty Inc., U.S.A.	Member of the Board of Directors - Schering Berlin Inc., U.S.A. - Schering Oy, Finland

18

Lutz Lingnau Member of the Executive Board Mendham, NJ, U.S.A. March 9, 1943 First appointed: January 1, 2001 Appointed until: December 31, 2005	Marc Rubin, MD Member of the Executive Board Fort Lee, NJ, U.S.A. January 10, 1955 First appointed: October 1, 2003 Appointed until: September 30, 2008	Dr. Jörg Spiekerkötter Member of the Executive Board Kleinmachnow, Germany May 15, 1958 First appointed: April 15, 2002 Appointed until: April 14, 2007	Prof. Dr. Dr. h.c. Günter Stock Member of the Executive Board Berlin, Germany February 7, 1944 First appointed: May 1, 1989 Appointed until: April 30, 2009

Specialized Therapeutics, Dermatology North America	Development	Finance and Administration, Information Technology, Human Resources Latin America	Research; Gynecology&Andrology, Diagnostics& Radiopharmaceuticals Japan, Asia, Australia

Member of the Supervisory Board - Gerling Allgemeine Versicherungs-AG, Cologne

Chairman of the Board of Directors - Berlex Inc., U.S.A. - Medrad, Inc., U.S.A. Vice Chairman of the Board of Directors - Schering Berlin Inc., U.S.A.	Vice Chairman of the Board of Directors - Schering Berlin Inc., U.S.A.	Member of the Board of Directors - Schering Berlin Inc., U.S.A.
Member of the Supervisory Board
- Biomedizinischer Forschungs-
  campus Berlin-Buch GmbH,
  Berlin
- Klinikum Bayerische Julius-
  Maximilians Universit’t
  Würzburg

Chairman of the
Board of Directors
- Nihon Schering K.K., Japan

Member of the
Board of Directors
- Schering Berlin Inc., U.S.A.
- Schering Oy, Finland

Member of the Scientific Advisory Board
- Heidelberg Innovation
  Fonds Management GmbH,
  Heidelberg

Date: February 15, 2004

19

Schering Aktiengesellschaft 13342 Berlin, Germany Tel.: +49-30-468-11 11 Fax: +49-30-468-153 05 Internet: http://www.schering.de

Convenience Translation Schering AG Annual Financial Statements as of December 31, 2004

BALANCE SHEET OF SCHERING AG
(€ thousand)

ASSETS	NOTE		Dec. 31, 2004		Dec. 31, 2003

Intangible assets	(3)		183,577		224,871
Tangible fixed assets	(4)		514,305		542,933

Shares in affiliated companies	(5)	1,591,984		1,535,119
Other financial assets	(6)	56,829		37,706
Financial assets			1,648,813		1,572,825
Fixed assets	(2)		2,346,695		2,340,629

Inventories	(7)		730,204		730,128

Trade receivables		109,230		127,586
Receivables from affiliated companies		329,757		398,057
Other receivables and assets	(8)	138,925		219,250
Receivables and
other assets			577,912		744,893

Securities and liquid assets	(9)		1,166,508		799,556
Current assets			2,474,624		2,274,577

			4,821,319		4,615,206

EQUITY AND LIABILITIES	NOTE		Dec. 31, 2004		Dec. 31, 2003

Subscribed capital *)	(10)	194,000		194,000
Capital reserves	(10)	334,494		334,494
Revenue reserves	(11)	884,467		811,467
Unappropriated profit		194,000		223,420
Equity			1,606,961		1,563,381
Special tax-allowable reserves	(12)		183,603		195,118

Provisions for pensions
and similar obligations	(13)	1,262,984		1,224,563
Other provisions	(14)	557,711		575,938
Provisions			1,820,695		1,800,501

Liabilities to banks		193,302		33,005
Other liabilities		1,016,758		1,023,201
Liabilities	(15)		1,210,060		1,056,206

			4,821,319		4,615,206

*) Contingent capital 15,000

2

INCOME STATEMENT OF SCHERING AG
(€ thousand)

	NOTE	2004	2003

Net Sales	(18)	2,401,698	2,338,332
Cost of sales	(19)	-937,752	-971,147
Gross profit	(19)	1,463,946	1,367,185

Cost of
Marketing and sales		-393,774	-390,506
engineering and administration	(20)	-219,804	-265,406
Research and development		-658,009	-649,169

Other operating income	(21)	395,260	498,358
Other operating expenses	(22)	-206,123	-258,627
Operating profit		381,496	301,835

Net income from long-term equity investments	(23)	59,969	202,558
Interest result	(24)	-28,155	-17,847
Other financial result	(25)	-10,750	56,614
Profit from ordinary activities		402,560	543,160

Extraordinary expense	(26)	-60,697	-82,344
Net profit before tax		341,863	460,816

Income taxes	(27)	-120,467	-18,721
Profit for the period		221,396	442,095

Appropriation of net profit
Profit for the period		221,396	442,095
Retained profits brought forward		2,604	2,325
Appropriation to revenue reserves		-30,000	-221,000
Unappropriated profit		194,000	223,420

The annual financial statements and the management report of Schering AG for fiscal year 2004 are published in the Bundesanzeiger (German Federal Gazette) and filed with the commercial register of the Charlottenburg, Berlin, Local Court. The management report of Schering AG has been combined with the group management report. It has been published on pages 27 to 54 of our 2004 Annual Report.

3

STATEMENT OF CHANGES IN FIXED ASSETS (€ thousand)

	Cost
	Jan 1, 2004	Addition	Disposals	Reclassifications	Dec. 31, 2004

Industrial and similar rights and assets	342,234	27,871	5,906		364,199
Intangible assets	342,234	27,871	5,906	-	364,199

Land, land rights, and buildings,
including buildings on third-party land	680,350	2,164	1,788	1,559	682,285
Technical equipment and machinery	986,872	25,485	17,489	19,904	1,014,772
Other equipment, operating and office equipment	406,563	35,739	27,651	3,542	418,193
Advance and assets under construction	28,122	19,663	555	-25,005	22,225
Tangible fixed assets	2,101,907	83,051	47,483	0	2,137,475

Shares in affiliated companies	1,686,133	41,412	3,587		1,723,958
Other equity investments	34,737				34,737
Other loans	26,919	17,804	6,954		37,769
Financial assets	1,747,789	59,216	10,541	-	1,796,464

Fixed assets of Schering AG	4,191,930	170,138	63,930	0	4,298,138

SHAREHOLDINGS OF SCHERING AG (as of Dec. 31, 2004)
Name and location of company	% of	Equity[1]	Result[1]	Sales[1]	Employees
	equity
Affiliated companies

Germany

Schering Deutschland Holding AG, Hamburg[2]	100.0	279	3	397	622
Jenapharm GmbH & Co. KG, Jena[2]	100.0	95	48	171	995

Europe (excl. Germany)

N.V. Schering S.A., Diegem/Belgium	100.0	26	2	74	149
Schering Oy, Turku/Finland[2]	100.0	246	67	232	791
Schering S.A., Lys-Lez-Lannoy/France[2]	99.9	206	13	387	1.521
Schering Holdings Ltd., Burgess Hill/United Kingdom[2]	100.0	28	4	165	321
Schering S.p.A., Milan/Italy[2]	100.0	109	17	350	860
Schering Nederland B.V., Weesp/Netherlands	100.0	40	3	65	90
Schering Austria Ges.m.b.H., Vienna/Austria	100.0	304	7	56	100
Schering Lusitana Lda., Mem Martins/Portugal	100.0	18	2	59	125
Schering (Schweiz) AG, Baar/Switzerland	100.0	13	2	65	77
Schering España S.A., Madrid/Spain[2]	99.9	107	15	238	695
Schering Alman Ilaç ve Ecza Ticaret Ltd., Şirketi, Istanbul/Turkey	100.0	11	- 1	62	166

[1] Amounts in €m. The amounts in the local currency of companies located outside the euro zone were translated at the middle rate at December 31, 2004 (equity and result only). Sales were translated at the average rate for the year.

[2] Amounts include consolidated subsidiaries

4

Accumulated depreciation, amortization, and write-downs						Carrying amounts
Jan. 1, 2004	Additions	Reversals of write-downs	Disposals	Reclassifications	Dec. 31, 2004	Dec. 31, 2004	Dec. 31, 2003

117,363	69,152		5,893		180,622	183,577	224,871
117,363	69,152	-	5,893	-	180,622	183,577	224,871

437,292	17,583		1,479	3	453,399	228,886	243,058
812,228	54,848		16,890	- 4	850,182	164,590	174,644
309,454	35,666		25,532	1	319,589	98,604	97,109
						22,225	28,122
1,558,974	108,097	-	43,901	0	1,623,170	514,305	542,933

151,014		19,040			131,974	1,591,984	1,535,119
20,379		9,648			10,731	24,006	14,358
3,571	2,138		763		4,946	32,823	23,348
174,964	2,138	28,688	763	-	147,651	1,648,813	1,572,825

1,851,301	179,387	28,688	50,557	0	1,951,443	2,346,695	2,340,629

Name and location of company	% of	Equity[1]	Result[1]	Sales[1]	Employees
	equity
North America
Schering Berlin Inc., Wilmington, Del./U.S.A.[2]	100.0	712	17	1,242	3,811
Berlex Canada Inc., Pointe-Claire/Canada	100.0	15	3	64	216

Latin America
Schering Argentina S.A.I.C., Buenos Aires/Argentina	100.0	14	2	45	207
Schering do Brasil Ltda., São Paulo/Brazil	100.0	45	3	125	770
Schering Colombiana S.A., Bogotá/Colombia	100.0	31	4	61	289
Schering Mexicana S.A., Mexico City/Mexico	100.0	43	4	88	274

Asia/Australia
P.T. Schering Indonesia, Jakarta/Indonesia	85.0	7	0	15	333
Nihon Schering K.K., Osaka/Japan	100.0	117	- 17	455	1,465
Schering Pty. Ltd., Sydney/Australia	100.0	13	5	83	116
Schering Korea Ltd., Seoul/Korea	100.0	25	1	58	249
Schering (Bangkok) Ltd., Bangkok/Thailand[2]	100.0	6	1	18	122

Africa
Schering (Pty.) Ltd., Midrand/South Africa	100.0	14	4	32	97

5

NOTES TO THE ANNUAL FINANCIAL STATEMENTS OF SCHERING AG FOR FISCAL YEAR 2004
(1) ACCOUNTING POLICIES
Purchased intangible assets are carried at cost less straight-line amortization. The standard useful life is four to six years unless a different period is required, e.g., because of the life of a patent.

Tangible fixed assets are carried at cost less depreciation for wear and tear. In addition to directly attributable costs, the cost of self-constructed assets also includes appropriate indirect costs and depreciation. Investment subsidies reduce cost. In the case of buildings, depreciation is charged on a straight-line basis over a maximum useful life of 40 years; movable items of tangible fixed assets are initially depreciated using the declining balance method, switching subsequently to straight-line depreciation; the useful life of technical equipment and machinery is between 10 and 20 years, and that of other equipment, operating and office equipment is between 5 and 10 years. Accelerated depreciation required by tax rules is presented in special tax-allowable reserves.

Equity investments are carried at cost. Non-interest-bearing and low-interest loans are carried at their present value.

Where the value of items of fixed assets measured in accordance with the principles set out above is higher than their fair value at the balance sheet date, the carrying amount is written down. If it emerges in a subsequent fiscal year that the reasons for this no longer apply, the amount of this write-down is reversed to reflect the increase in value, up to a maximum of the amount that would have resulted if the assets had been depreciated during that period.

Inventories are carried at cost using permitted simplified measurement options, or at the lower market values. In addition to directly attributable costs, cost also includes indirect labor and materials costs, as well as depreciation. In addition, the cost of sales presented in the income statement also includes expenses relating to unutilized capacity and expenses for voluntary social benefits and pensions.

Valuation allowances take account of identifiable specific risks in receivables.

A global valuation allowance on receivables takes sufficient account of the general credit risk.

Securities are carried at cost or at the lower market prices.

Items of current assets are written down to reflect negative fluctuations in their value in the near future.

Provisions for pensions are measured using the projected unit credit method and reflect future salary and pension adjustments; the minimum carrying amount of these provisions is the amount permitted under section 6a of the EStG (German Income Tax Act).

Measurement basis and parameters:

- Biometric measurement basis in accordance with the 1998 mortality tables-  published by Prof. Dr. Klaus Heubeck
- Discount rate 5.0%
- Increase in salaries 2.5%
- Increase in pensions 1.25%

The current service cost for the beneficiaries arises from the change in the provision for projected benefits. Actuarial gains and losses are deferred and recognized over the expected remaining service period of the employees participating in those plans, to the extent to which such gains and losses exceed 10% of the obligation.

For employees joining after December 31, 2003, a new employer-financed pension system has been introduced. During the contribution phase, Schering pays a monthly contribution into a fund established for this purpose which builds up pension capital by purchasing securities. The level of pension benefits payable depends upon the pension capital at the time of retirement. Since Schering guarantees that, at least, the total amount of contributions paid in will be available as pension capital at the time of retirement, this plan also has to be accounted for as a defined benefit plan.

The other provisions take account of all identifiable risks and uncertain obligations. Provisions are recognized for deferred maintenance if the maintenance will be completed in the first three months of the following fiscal year.

The amounts disclosed for contingent liabilities from guarantees and warranties correspond to the actual credit amounts utilized at the balance sheet date.

Receivables and liabilities denominated in foreign currencies are measured at the exchange rate at the transaction date, or at the forward rate if they are hedged by forward transactions. Changes in exchange rates are recognized in the income statement.

Gains and losses on the disposal of long-term financial assets and securities classified as current assets are presented in the financial result. The same applies to all income and expenses from derivative financial instruments if the income and expenses from the underlyings are also attributable to the financial result.

6

BALANCE SHEET DISCLOSURES (AMOUNTS IN € THOUSAND, UNLESS OTHERWISE STATED)
The breakdown of the asset items combined in the balance sheet and their changes in 2004 are presented on pages 4 and 5.	(2) FIXED ASSETS
The additions to industrial and similar rights and assets relate to computer software and product rights.	(3) INTANGIBLE ASSETS
Additions	Carrying amounts	Carrying amounts	(4) TANGIBLE FIXED ASSETS
2004	2004	2003
€m	€m	€m
Berlin	60	365	372
Bergkamen	23	149	171
83	514	543
The additions relate to contributions to the capital reserves at Schering Kahlbaum GmbH, Berlin, and Schering International Holding GmbH, Berlin, as well as capital increases at other affiliated companies. Write-downs were reversed primarily at Schering de Chile S.A., Chile, Schering Colombiana S.A., Colombia, and Schering Pharmaceutical Ltd., China.

The shares in Schering (Nanjing) Pharmaceuticals Ltd., China, were sold. Unless they are insignificant, the shareholdings of Schering AG are presented on pages 4 and 5.	(5) SHARES IN AFFILIATED COMPANIES
A write-down on an investment in a biotechnology company was reversed.	The other loans relate primarily to loans to employees and to housing companies for the purpose of residential property procurement, as well as to loans to suppliers.	(6) OTHER LONG-TERM FINANCIAL ASSETS
2004	2003	(7) INVENTORIES

Raw materials, consumables, and supplies	149,785	147,721
Work in process, finished goods and goods for resale	580,419	582,407
730,204	730,128
2004	2003	(8) OTHER RECEIVABLES AND ASSETS

Receivables from other investees and investors	5,892	27
of which due after more than 1 year	(-)	(-)
Other assets	133,033	219,223
of which due after more than 1 year	(3,082)	(6,089)
138,925	219,250

7

(9) SECURITIES AND LIQUID		2004	2003
ASSETS
	Treasury shares	166,513	-
	Other securities	840,186	707,140
	Checks, cash-in-hand, central bank and
	postal giro balances, bank balances	159,809	92,416
		1,166,508	799,556

(10) SUBSCRIBED CAPITAL,		2004	2003
CAPITAL RESERVES	Subscribed capital
	Balance at January 1	194,000	196,500
	Redemption of shares	-	-2,500
	Balance at December 31	194,000	194,000

	Capital reserves
	Balance at January 1	334,494	331,994
	Appropriation	-	2,500
	Balance at December 31	334,494	334,494

The share capital amounts to €194,000,000 and is composed of 194,000,000 no-par value shares. Each share thus has a notional value of €1.00.

In the year under review, 4,000,000 own shares were purchased at a total price of €166,513 thousand; these were held as treasury shares as of December 31, 2004.

In 2004, Schering AG and other Group companies purchased 249,083 own shares at an average price of €41.75 per share to issue employee shares. The shares were offered to qualified employees at an average price of €23.17 per share.

The Executive Board is authorized to purchase own shares of Schering AG until September 30, 2005 for purposes allowed under section 71(1) no. 8 of the AktG (German Stock Corporation Act). Shares with an aggregate notional value of €19,400,000 may be acquired on the basis of this authorization.

In addition, the Executive Board is authorized until April 15, 2009 to increase the share capital with the approval of the Supervisory Board on one or on several occasions by issuing new shares for cash or non-cash consideration, provided that the overall increase in the share capital does not exceed a total amount of €97,000,000. Shareholders must be granted preemptive rights. However, the Executive Board is authorized, with the agreement of the Supervisory Board, to disapply shareholders’ preemptive rights:

a)      if the capital increase from cash contributions does not exceed a total amount of 10% of the share capital and the issue price of the new shares is not substantially below the quoted market price for the shares at the time the issue price is determined by the Executive Board; or
b)      if the capital increase is implemented for the purpose of acquiring companies, equity interests, parts of companies, industrial property rights, or other product rights against non-cash contributions; or
c)      to the extent necessary to allow holders of convertible bonds or bonds with warrants of Schering AG to subscribe for new shares; or
d)      to the extent necessary to settle fractions.

The Executive Board is also authorized, with the agreement of the Supervisory Board, to issue convertible bonds and/or bonds with warrants on one or on several occasions in the period up to April 15, 2009. The aggregate principal amount of such bond issues may not exceed €600,000,000. Conversion rights or options on Schering AG shares may be issued up to a notional aggregate

8

€10,000,000 of share capital. Accordingly, the share capital of Schering AG may be contingently increased by up to €10,000,000 through the issue of up to 10,000,000 shares (Contingent Capital I). This contingent capital increase serves solely to redeem conversion rights and options.

The share capital may be contingently increased by up to €5,000,000 (Contingent Capital II). However, this contingent capital increase will only be implemented to the extent that holders of stock options that have been issued until September 30, 2003 on the basis of the authorization by the Annual General Meeting on April 26, 2001 exercise their stock options, and that the options are not settled by the transfer of treasury shares or cash payments.

Allianz AG, Munich, notified us of the following in a communication dated December 16, 2003: The share of voting rights of Schering

AG held by AZ-SER Vermögensverwaltungs-gesellschaft mbH exceeded the threshold of 10% on December 12, 2003 and amounts to 10.58%.

Brandes Investment Partners, LLC, San Diego/USA, notified us of the following in a communication dated September 22, 2004: On September 15, 2004, 4.90% of the shares and American Depositary Receipts in Schering AG were attributable to Brandes Investment Partners, LLC. Brandes’ interest dropped below the 5% threshold on September 15, 2004. On September 15, 2004, 5,836,633 shares and 3,670,957 American Depositary Receipts of Schering AG were attributable to Brandes as defined by the WpHG (German Securities Trading Act). Brandes does not hold any shares directly. All shares are attributable to Brandes in accordance with section 22(1) No. 6 of the WpHG by virtue of voting proxies and powers of attorney issued by its clients.

	2004	2003	(11) REVENUE RESERVES

Reserve for treasury shares	166,513	-
Other revenue reserves	717,954	811,467
	884,467	811,467

The reserve for treasury shares was established by transfer from the other revenue reserves. By way of a resolution by the General Meeting on April 16, 2004, €43 million from the	unappropriated profit for 2003 was transferred to the revenue reserves. €30 million was transferred from the net income to the other revenue reserves.

	2004	2003	(12) SPECIAL TAX-ALLOWABLE RESERVES
Write-downs of fixed assets
in accordance with s. 14 BFG (Berlin
Subsidies Act),
s. 6b EStG, s. 7 EStG, s. 7b EStG,
s. 7d EStG, s. 51 EStG, s. 35 EStR (Income
Tax Guidelines),
s. 4 FördergebietsG (Regional Assistance
Act), EntwHStG (Developing Countries Tax
Act)	150,164	157,874
Reserves in accordance with s. 6b EStG	33,439	37,244
	183,603	195,118

Net income for the fiscal year would have been €7 million lower excluding the €12 million change in special tax-allowable reserves recognized in the income statement.	The expected income tax liability when the special tax-allowable reserves are reversed is approximately 39%.

	2004	2003	(13) PROVISIONS FOR PENSIONS AND SIMILAR OBLIGATIONS

Present value of pension benefit obligations	1,433,624	1,301,150
Unrecognized actuarial losses	- 193,443	- 96,368
Provisions for pensions	1,240,181	1,204,782
Provisions for similar obligations	22,803	19,781
	1,262,984	1,224,563

9

(14) OTHER PROVISIONS		2004	2003

	Provisions for taxes	71,937	5,914
	Other provisions	485,774	570,024
		557,711	575,938

The provisions for taxes relate to amounts for the period under review and for prior years. The other provisions contain amounts for bonuses, jubilee benefits, and early retirement	benefits. other personnel expenses, environmental protection, restructuring, liability risks, maintenance, currency risks and other uncertain liabilities.

(15) LIABILITIES
	Due	2004	2003

	up to 1 year	more than 5 years	Total	Total
Liabilities to
banks	276	-	193,302	33,005
of which collateralized by
mortgages	(-)	(-)	(-)	(-)
Payments received on account
of orders	116	-	116	163
Trade
payables	150,243	294	152,101	193,515
Liabilities to
affiliated companies	777,235	-	777,235	741,488
Liabilities to other investees
and investors	1,021	-	1,021	418
Tax liabilities	4,523	-	4,523	135
Social security liabilities	10,287	-	10,287	10,533
Other liabilities and
deferred income	62,735	5,691	71,475	76,949
of which collateralized by
mortgages	(-)	(-)	(-)	(-)
	1,006,436	5,985	1,210,060	1,056,206

(16) TOTAL AMOUNT OF COLLATERALIZED LIABILITIES	There were no collateralized liabilities as of December 31, 2004.
(17) CONTINGENT LIABILITIES AND OTHER FINANCIAL COMMITMENTS		2004
	Contingent liabilities
	Liabilities from guarantees
	relating to affiliated companies	8,821
	Liabilities from warranties	14,516

	Other financial commitments
	Liabilities from rental and leasing agreements	83,007
	Liabilities from research agreements	160,938
	Approved investments in fixed assets	110,200
	Total amount	354,145
	of which commitments to affiliated companies	43,338

10

				INCOME STATEMENT DISCLOSURES (AMOUNTS IN € THOUSAND, UNLESS OTHERWISE STATED)
	2004 €m	2003 €m	Change %	(18) SALES
Sales by Business Area
Gynecology&Andrology	904	804	+12
Specialized Other Therapeutics	761	721	+6
Diagnostics&Radiopharmaceuticals	575	561	+2
Dermatology	111	139	-20
Other	51	113	-55
	2,402	2,338	+3
Breakdown by region
Europe Region*)	1,424	1,307	+9
United States Region	331	296	+12
Japan Region	204	231	-12
Latin America/Canada Region *)	219	242	-10
Asia/Middle East Region*)	141	129	+9
Other Activities	83	133	-38
	2,402	2,338	+3

* As of January 1, 2004 we have reassigned certain countries in the Europe Region, the Latin America/Canada Region, and the Asia/Middle East Region, and have renamed the Asia/Middle East Region the Asia/Pacific Region. Among others, the countries of the

Middle East are now part of the Europe Region, while Australia and New Zealand are now part of the Asia/Pacific Region. The previous year’s figures have been adjusted accordingly.
The cost of sales consists of the cost of goods sold and the cost of merchandise	sold. The ratio of gross profit to sales is 61%.	(19) COST OF SALES, GROSS PROFIT

Engineering and administration costs include costs of production management and planning, factory safety and administration, environmental protection, technology cost centers such as workshops, energy production, utilities and waste disposal (only to the extent

	that these costs are not internally reallocated to the consuming functions), training, and general administration, such as human resources, purchasing, financial control, and accounting.	(20) ENGINEERING AND ADMINISTRATION COSTS

	2004	2003	(21) OTHER OPERATING INCOME
Income from the reversal of special tax-allowable reserves	15,219	19,914
Income from foreign currency hedges and monetary transactions	164,036	231,693
License and commission income	99,165	87,613
Income from the providing of services to third parties	64,786	62,255
Miscellaneous	52,054	96,883
	395,260	498,358

11

(22) OTHER OPERATING EXPENSES		2004	2003
	Expenses from appropriations to special tax-allowable reserves	3,704	7,000
	Expenses from foreign currency hedges and monetary transactions	117,758	134,982
	Additional expense from declining balance depreciation and write-downs	- 2,371	3,014
	Cost of providing of services to third parties	64,148	60,651
	Miscellaneous	22,884	52,980
		206,123	258,627

(23) NET INCOME FROM LONG-TERM EQUITY INVESTMENTS		2004	2003
	Income from profit transfer agreements	26,627	920
	Income from long-term equity investments	9,420	199,846
	of which from affiliated companies	(9,420)	(199,846)
	Reversals of write-downs of long-term equity investments	28,688	-
	Gains on the disposal of long-term equity investments	-	9,253
	Cost of loss absorption	- 1,483	-791
	of which from affiliated companies	(- 1,483)	(- 791)
	Write-downs of long-term equity investments	-	- 6,670
	of which relating to affiliated companies	(-)	(-)
	Losses on the disposal of long-term equity investments	- 3,283	-
		59,969	202,558

(24) INTEREST RESULT		2004	2003
	Income from other securities and long-term loans	850	461
	Other interest and similar income	63,294	74,950
	of which from affiliated companies	(409)	(154)
	Interest component of addition to provisions for pensions	- 70,693	- 70,270
	Other interest and similar expenses	- 21,606	- 22,988
	of which to affiliated companies	(-18,301)	(-19,018)
		- 28,155	- 17,847

(25) OTHER FINANCIAL RESULT		2004	2003
	Write-downs of loans and securities classified as current assets	- 16,285	- 14,807
	Reversals of write-downs of securities classified as current assets	1,628	55,438
	Other financial income	5,586	20,646
	Other financial expenses	- 1,679	- 4,663
		- 10,750	56,614

Gains and losses on the disposal of other loans and securities classified as current	assets, as well as gains and losses on interest rate derivatives, are presented in other financial income and expenses.

12

€9,955 thousand (previous year: €82,344 thousand) of the extraordinary expense relates to the recognition of a provision for a compensation payment to Berlex Inc., Montville, U.S.A., on the basis of an agreement with the German and U.S. tax authorities.

	In addition, this item includes expenses of €50,742 thousand relating to capacity adjustments and the restructuring of production.	(26) EXTRAORDINARY EXPENSE

€129 million of income taxes is attributable to the result from ordinary activities.	The extraordinary expense reduced the income tax expense by €9 million.	(27) INCOME TAXES

To the extent that they are attributable to the operating functions, the other taxes are included in the corresponding income	statement line items; in other cases, they are recorded in other operating expenses. The expense amounted to €2 million.	(28) OTHER TAXES

	2004 €m	2003 €m	(29) COST OF MATERIALS
Cost of raw materials, consumables, and supplies and of purchased merchandise	632	728
Cost of purchased services	144	169
	776	897

Personnel costs	2004 €m	2003 €m	(30) PERSONNEL COSTS/EMPLOYEES
Wages and salaries	436	429
Social security and support payments	76	77
	512	506
Pensions	22	25
	534	531

	2004	2003
Number of employees (annual average)
Production	3,831	4,138
Research and development	2,282	2,330
Administration	1,678	1,581
Marketing and sales	278	271
	8,069	8,320

13

(31) TOTAL RENUMERATION OF THE SUPERVISORY BOARD AND THE EXECUTIVE BOARD, LOANS GRANTED	The total remuneration of the members of the Supervisory Board (in € thousand) is broken down as follows:

	Fixed compensation	Committee functions	Variable compen-sation	Long-term compen-sation*)	Total

Dr. Giuseppe Vita (Chairman)	100	95	101	72	368
Norbert Deutschmann (Vice Chairman)	50	95	50	36	231
Dr. Karl-Hermann Baumann	50	75	50	36	211
Hans-Georg Bleeck (from Apr. 16, 2004)	35	0	36	26	97
Prof. Dr. Piet Borst	50	20	50	36	156
Dr. Mathias Döpfner	50	0	50	36	136
Prof. John A. Dormandy	50	20	50	36	156
Joachim Elsholz (until Apr. 16, 2004)	15	0	15	11	41
Dr. Reiner Hagemann	50	50	50	36	186
Johannes Heitbaum	50	0	50	36	136
Dr. Martin Kohlhaussen	50	0	50	36	136
Hermann-Josef Lamberti	50	0	50	36	136
Dr. Hans-Peter Niendorf	50	20	50	36	156
Detlef Pfotenhauer (from Apr. 16, 2004)	35	0	36	26	97
Hans-Jürgen Scheel (until Apr. 16, 2004)	15	6	15	11	47
Günter Schmitt (until Apr. 16, 2004)	15	0	15	11	41
Dr. Ulrich Sommer	50	20	50	36	156
Sabine Süpke (from Apr. 16, 2004)	35	21	36	26	118
Heinz-Georg Webers	50	48	50	36	184
	850	470	854	615	2,789

*) Linked to the share price performance over a period of three years

Professor John A. Dormandy, a member of the Supervisory Board, has provided consultancy services to Schering AG in connection with Specialized Therapeutics since June 1996. For these services, Prof. Dormandy received a fee of €56 thousand in 2004, plus expenses of €8 thousand.  Prof. Dormandy also received €2 thousand as expenses for giving a laudatio at a Schering symposium.

Prof. Dr. Piet Borst and Prof. John A. Dor-mandy are members of the Board of Governors of Schering Forschungsgesellschaft mbH, a wholly owned subsidiary of Schering AG. They received attendance fees of €2,000 each in this capacity in 2004.

14

The total remuneration of the members of the Executive Board (in € thousand) is broken down as follows:

	Fixed compen-sation	Variable compen- sation	Stock options granted*)	Other **)	Total

Dr. Hubertus Erlen (Chairman)	720	1,668	148	23	2,559
Dr. Karin Dorrepaal (from Sept. 1, 2004)	180	415	148	7	750
Dr. Ulrich Köstlin	540	1,246	148	23	1,957
Lutz Lingnau	540	1,246	148	245	2,179
Marc Rubin, MD	540	1,246	148	369	2,303
Dr. Jörg Spiekerkötter	540	1,246	148	24	1,958
Prof. Dr. Günter Stock	540	1,246	148	30	1,964
	3,600	8,313	1,036	721	13,670

*) In accordance with the German Corporate Governance Code, we are reporting with effect from fiscal year 2004 the value of options granted. The options granted in previous	years but not yet exercised were worth the following amount at the date of grant (in € thousand):

	LTI Plan 2000	LTI Plan 2001/I	LTI Plan 2001/II	LTI Plan 2001/III

Dr. Hubertus Erlen (Chairman)	797	307	383	245
Other members of the Executive Board	1,912	982	1,532	1,225

**) Non-cash benefits in the form of company cars, and subsidies for insurance and relocation expenses. Members of the Executive Board based in the U.S.

A provision in the total amount of €23,460 thousand has been recognized for the pension obligations to former members of the Executive Board and their surviving dependents; benefits paid for the period under review amounted to €2,076 thousand.

A directors’ and officers’ (D&O) liability insurance policy has been taken out for the members of the Supervisory and Executive Boards. The deductible is €25 thousand for members of the Supervisory Board and €50 thousand for members of the Executive Board.

receive benefits for dual housekeeping and a compensation for increased cost of living.

A loan granted to one member of the Supervisory Board prior to July 29, 2002 was fully repaid in 2004 (remaining amount: €30 thousand).

The members of the Supervisory and Executive Boards are listed on pages 18-21.

Schering Aktiengesellschaft has issued and made accessible to the shareholders the declaration required by section 161 of the Aktiengesetz (German Stock Corporation Act).	The declaration of conformity is published on page 21 of the 2004 Annual Report and on the Internet at www.schering.de.	(32) DECLARATION OF CONFORMITY WITH THE GERMAN CORPORATE GOVERNANCE CODE

15

(33) DERIVATIVE FINANCIAL INSTRUMENTS
As we operate on a global basis, Schering AG is subject to various market risks. We make use of exchange-traded and over-the-counter derivative financial instruments to reduce currency and interest-rate risks resulting from anticipated transactions and from existing assets and liabilities. We also use derivative financial instruments to manage the asset and maturity profile of our investment portfolio.

Market risks resulting from open derivative positions are estimated by a risk assessment system using a simulation of historical data. Various measures have been put in place to manage the risks. These include the definition of limits for individual classes of instruments, the organizational segregation of dealing, settlement and accounting as well as supervision and the regular reporting on open positions and results based on mark-to-market valuations. The following derivative positions were open at the balance sheet date:

		Notional amount		Fair value		Carrying amount
Currency hedging of anticipated sales and expenses		2004 €m	2003 €m	2004 €m	2003 €m	2004 €m	2003 €m
Currency forwards	Calls Puts	30 516	27 497	- 6	- 10	- -	- -

Options	Calls Puts	15 35	8 16	-1 2	- 1	-1 1	- -

Currency hedging of assets and liabilities
Currency forwards	Calls Puts	406 647	151 614	-5 11	-7 19	- -	- -

Assets and liability management
Options	Calls Puts	167 62	83 27	44 -15	14 -5	34 -12	26 -8

Swaps	Calls Puts	8 8	5 5	2 -2	2 -2	- -	- -

Interest rate futures	Calls Puts	94 78	172 93	- -	1 -1	13 2	9 5

The underlying exposure in each currency is defined as the net amount of receivables and liabilities on the balance sheet date on the one hand and anticipated sales and expenses for the next 12 months on the other .

The measurement of hedging instruments at fair value is based on quoted market prices or reference rates such as the ECB reference rates, or on the application of established valuation models such as the Black-Scholes option pricing model. When using this model for measuring currency options, parameters are employed that reflect market conditions on the reporting date. The volatility parameter is derived from interbank trading for comparable transactions.

The carrying amounts of paid option premiums and margin payments for interest rate futures are reported in the balance sheet as other assets. The carrying amounts of option premiums received are contained in other liabilities.

16

Following the appropriation of €30,000 thousand to revenue reserves from the net income for fiscal year 2004, the remaining unappropriated profit amounts to €194,000 thousand, including retained profits of €2,604 thousand brought forward. We are proposing to the Annual General Meeting that the unappropriated profit be utilized to distribute a dividend of €1.00 per dividend-bearing share. The amount of unappropriated profit attributable to treasury shares shall be carried forward to new account.
Berlin, February 8, 2005 Schering Aktiengesellschaft The Executive Board Erlen Dorrepaal Köstlin Lingnau Rubin Spiekerkötter Stock	PROPOSAL FOR THE APPROPRIATION OF UNAPPROPRIATED PROFIT

We have audited the annual financial statements, together with the bookkeeping system, of Schering Aktiengesellschaft and its report on the position of the Company and the Group prepared by the Company for the fiscal year from January 1, 2004 to December 31, 2004. The maintenance of the books and records and the preparation of the annual financial statements and the report on the position of the Company and the Group in accordance with German commercial law are the responsibility of the Company’s management. Our responsibility is to express an opinion on the annual financial statements, together with the bookkeeping system, and the report on the position of the Company and the Group, based on our audit.
We conducted our audit of the annual financial statements in accordance with section 317 of the HGB (German Commercial Code) and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position, and results of operations in the annual financial statements in accordance with German principles of proper accounting, and in the report on the position of the Company and the Group, are detected with reasonable assurance.
Knowledge of the business activities and the economic and legal environment of the Company, and evaluations of possible misstatements, are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the books and records, the annual financial statements and the report on the position of the Company and the Group are examined primarily on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the annual financial statements and the report on the position of the Company and the Group. We believe that our audit provides a reasonable basis for our opinion.
Our audit has not led to any reservations.
In our opinion, the annual financial statements give a true and fair view of the net assets, financial position, and results of operations of the Company in accordance with German principles of proper accounting. On the whole the report on the position of the Company and the Group provides a suitable understanding of the position of the Company and the Group and suitably presents the risks of future development.

Berlin, February 24, 2005

BDO Deutsche Warentreuhand Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft
Dyckerhoff       Eckmann
Wirtschaftsprüfer    Wirtschaftsprüfer
AUDITORS’ REPORT

17

SUPERVISORY BOARD
Dr. Giuseppe Vita, Berlin; * Apr. 28, 1935
Chairman of the Supervisory Board
First elected: Apr. 26, 2001
Elected until the Annual General Meeting (AGM) in 2009
Chairman of the Supervisory Board
- Axel Springer Verlag AG, Berlin
- HUGO BOSS AG, Metzingen
Member of the Supervisory Board
- Allianz Lebensversicherungs-AG, Stuttgart
- Medical Park AG, Bad Wiessee
- Vattenfall Europe AG, Berlin
Chairman of the Administrative Board
- Riunione Adriatica di Sicurtà (RAS) S.p.A.,
  Milan
Member of the Administrative Board
- Techosp S.p.A., Milan
- Marzotto S.p.A., Valdagno

Norbert Deutschmann, Berlin; * Apr. 11, 1951
Vice Chairman of the Supervisory Board
First elected: Apr. 27, 1999
Elected until the AGM in 2009
Chairman of the Berlin Works Council
of Schering AG, Berlin

Dr. rer. oec. Karl-Hermann Baumann,
Munich; * July 22, 1935
First elected: May 4, 1994
Elected until the AGM in 2009
Member of the Supervisory Board
- Deutsche Bank AG, Frankfurt/Main
- E.ON AG, Düsseldorf
- Linde AG, Wiesbaden
- ThyssenKrupp AG, Düsseldorf

Hans-Georg Bleeck, Dipl.-Volkswirt,
Berlin, * Jan. 28, 1952
First elected: Apr. 16, 2004
Elected until the AGM in 2009
Member of the Works Council of Schering AG,
Berlin

Prof. Dr. Piet Borst, Amsterdam; * July 5, 1934
First elected: Feb. 9, 2000
Elected until the AGM in 2009
Professor of Clinical Biochemistry,
University of Amsterdam
Director Emeritus of the Netherlands
Cancer Institute, Amsterdam

Dr. Mathias Döpfner, Berlin; * Jan. 15, 1963
First elected: Apr. 26, 2001
Elected until the AGM in 2009
Chairman of the Executive Board
- Axel Springer Verlag AG, Berlin

Member of the Supervisory Board
- ProSiebenSat.1 Media AG, Unterföhring (Group appointment)
- HypoVereinsbank, Munich
- AKTUELL Presse-Fernsehen GmbH, Hamburg
- dpa Deutsche Presse Agentur GmbH, Hamburg
- Leipziger Verlags- und Druckereigesellschaft mbH & Co. KG, Leipzig

Prof. John A. Dormandy, D.Sc. FRCS, London; * May 5, 1937
First elected: Apr. 30, 1996
Elected until the AGM in 2009
Emeritus Professor of Vascular Sciences,
University of London
Honorary Consultant Vascular Surgeon
Director, Vascular Clinical Research Unit,
St. George's Hospital, London

Joachim Elsholz, Berlin; * Sept. 2,1949
First elected: Oct. 1, 2000
Elected until: Apr. 16, 2004

Dr. rer. pol. Reiner Hagemann, Munich;
* Dec. 7, 1947
First elected: Jan. 1, 1997
Elected until the AGM in 2009
Chairman of the Executive Board
- Allianz Versicherungs-AG, Munich
Member of the Supervisory Board
- E.ON Energie AG, Munich
Domestic group mandates:
Chairman of the Supervisory Board
- Allianz Private Krankenversicherungs-AG, Munich
- Bayerische Versicherungsbank AG, Munich
- Frankfurter Versicherungs-AG, Frankfurt/Main
- Euler Hermes Kreditversicherungs-AG, Hamburg
Member of the Supervisory Board
- Allianz Global Risks Rückversicherungs-AG, Munich
Foreign Group mandates :
- Allianz Cornhill Insurance plc, London
- Allianz Elementar Lebensversicherungs-AG, Vienna
- Allianz Elementar Versicherungs-AG, Vienna
- Allianz Investmentbank Aktiengesellschaft, Vienna
- Allianz Irish Life, Dublin
- Allianz Suisse Lebensversicherungs-AG, Zurich
- Allianz Suisse Versicherungs-AG, Zurich
- Euler Hermes S.A., Paris
- RAS International N.V., Amsterdam

18

Johannes Heitbaum, Werne; * June 10, 1963
First elected: Apr. 27, 1999
Elected until the AGM in 2009
Vice Chairman of the Bergkamen Works
Council of Schering AG, Berlin

Dr. h.c. Martin Kohlhaussen,
Bad Homburg v.d.H.; * Nov. 6, 1935
First elected: Apr. 30, 1996
Elected until the AGM in 2009
Chairman of the Supervisory Board
- Commerzbank AG, Frankfurt/Main
- Hochtief AG, Essen
Member of the Supervisory Board
- Bayer AG, Leverkusen
- Heraeus Holding GmbH, Hanau
- ThyssenKrupp AG, Düsseldorf
- Verlagsgruppe Georg von Holtzbrinck GmbH, Stuttgart

Hermann-Josef Lamberti, Königstein im Taunus; * Feb. 5, 1956
First elected: Apr. 26, 2001
Elected until the AGM in 2009
Member of the Executive Board
-  Deutsche Bank AG, Frankfurt/Main
Chairman of the Supervisory Board
- Deutsche Bank Privat- und Geschäftskunden
AG, Frankfurt/Main (Group mandate)
- e-millennium 1 GmbH & Co. KG, Munich
Member of the Supervisory Board
- Fiat S.p.A., Turin
Member of the Advisory Board
- Barmenia Versicherungen, Wuppertal
Member of the Company Board
- Carl-Zeiss-Stiftung, Oberkochen
Member of the Board of Directors
- Euroclear Bank S.A., Brussels
- Euroclear plc, London

Dr. med. Hans-Peter Niendorf, Berlin;
* June 25,1946
First elected: Apr. 27, 1999
Elected until the AGM in 2009
Senior Medical Advisor, Diagnostic Imaging,
Schering AG, Berlin

Detlef Pfotenhauer, Weimar * Aug. 31,1956
First elected: Apr. 16, 2004
Elected until the AGM in 2009
Chairman of the Works Council of Schering
GmbH und Co. Produktions KG, Weimar
Chairman of the Group Works Council of
Schering AG, Berlin

Hans-Jürgen Scheel, Berlin; * June 21, 1943
First elected: Feb. 11, 1994
Elected until: Apr. 16, 2004

Günter Schmitt, Berlin; * Jan. 13, 1943
First elected: Apr. 27, 1999
Elected until Apr. 16, 2004

Dr. rer. oec. Ulrich Sommer, Berlin; * June 1, 1947
First appointed: Apr. 27, 1999
Elected until the AGM in 2009
Area Manager Marketing Europe Region,
Schering AG, Berlin

Sabine Süpke, Berlin; * Jan. 7, 1964
First elected: Apr. 16, 2004
Elected until the AGM in 2009
District manager, IG BCE for the Berlin-
Mark Brandenburg district

Heinz-Georg Webers, Bergkamen; * Dec. 27, 1959
First elected: Apr. 27, 1999
Elected until the AGM in 2009
Chairman of the Company Works Council and Chairman of the Bergkamen Works Council of Schering AG, Berlin

Committees established by the Supervisory Board

Executive Committee
Dr. Giuseppe Vita (Chairman)
Norbert Deutschmann
Dr. Reiner Hagemann
Sabine Süpke

Audit Committee
Dr. Karl-Herrmann Baumann (Chairman)
Norbert Deutschmann
Dr. Giuseppe Vita
Heinz-Georg Webers

Nomination and Compensation Committee
Dr. Giuseppe Vita (Chairman)
Norbert Deutschmann
Dr. Reiner Hagemann
Heinz-Georg Webers

Research and Development Committee
Dr. Giuseppe Vita (Chairman)
Prof. Dr. Piet Borst
Norbert Deutschmann
Prof. John A. Dormandy
Dr. Hans-Peter Niendorf
Dr. Ulrich Sommer

Committee stipulated by section 27(3) MitbestG
Hans-Georg Bleeck
Norbert Deutschmann
Dr. Reiner Hagemann
Dr. Giuseppe Vita

19

EXECUTIVE BOARD Position held Place of residence Date of birth Term of office	Dr. Hubertus Erlen Chairman of the Executive Board Berlin, Germany June 7, 1943 July 1, 1985 - June 30, 2008	Dr. Karin Dorrepaal Member of the Executive Board Berlin, Germany March. 6, 1961 September 1, 2004 - August 31, 2007	Dr. Ulrich Köstlin Member of the Executive Board Berlin, Germany December 31, 1952 June 1,1994 - May 31, 2009
Responsibility within Schering Group	Strategy and Business Development, Corporate Communication, Senior Executives, Corporate Audit	Diagnostic Imaging, Supply Chain & Environment, Procurement	Europe Region, Japan Region, Latin America/Canada Region, Asia/Pacific Region Marketing and Sales
Appointments to statutory supervisory boards in Germany	Member of the Supervisory Board - B. Braun Melsungen AG, Melsungen - Celesio AG, Stuttgart		Member of the Supervisory Board - Schering Deutschland Holding AG, Hamburg (Group mandate)
Membership of comparable supervisory bodies of companies in Germany and abroad
Chairman of the
Board of Directors
- Schering Berlin Inc., U.S.A.

Member of the Curatorship
- Bertelsmann-Stiftung, Gütersloh

Member of the Supervisory Board
- Partner für Berlin Gesellschaft
für Hauptstadt-Marketing mbH,
Berlin
Member of the Supervisory Board - Universiteit van Amsterdam/Hogeschool van Amsterdam, Netherlands
Chairman of the Board of Directors
- Nihon Schering K.K., Japan

Member of the Board of Directors
- Schering Berlin Inc., U.S.A.
- Schering Oy, Finland

Member of the Foundation Board
- H. Turnauer Foundation, Vaduz, Liechtenstein
- Arepo Foundation, Vaduz, Liechtenstein

20

Lutz Lingnau Member of the Executive Board Mendham, NJ, U.S.A. March 9, 1943 January 1, 2001 - December 31, 2005	Marc Rubin, MD Member of the Executive Board Englewood, NJ, USA January 10, 1955 October 1, 2003 - September 30, 2006	Dr. Jörg Spiekerkötter Member of the Executive Board Kleinmachnow, Germany May 15, 1958 April 15, 2002 - April 14, 2007	Prof. Dr. Dr. h.c. Günter Stock Member of the Executive Board Berlin, Germany February 7, 1944 May 1, 1989 - December 31, 2005
United States Region Specialized Therapeutics, Dermatology	Oncology, Development	Finance and Administration, Information Technology, Human Resources	Gynecology&Andrology, Research

Member of the Supervisory Board - Gerling Allgemeine Versicherungs-AG, Cologne
Chairman of the Board of Directors - Berlex, Inc., U.S.A. - Medrad, Inc., U.S.A. Vice Chairman of the Board of Directors - Schering Berlin Inc., U.S.A.	Vice Chairman of the Board of Directors - Schering Berlin Inc., U.S.A. Member of the Board of Directors - Schering Oy, Finland	Member of the Board of Directors - Schering Berlin Inc., U.S.A. Member of the Supervisory Board - European School of Management and Technology GmbH, Berlin
Member of the Supervisory Board
- Biomedizinischer Forschungs- campus Berlin-Buch GmbH, Berlin
- Klinikum Bayerische Julius-Maximilians Universit’t Würzburg

Member of the
Board of Directors
- Schering Berlin Inc., U.S.A.

Date: February 21, 2005

21

Schering Aktiengesellschaft 13342 Berlin, Germany Tel.: +49-30-468 11 11 Fax: +49-30-468 153 05 Internet: http://www.schering.de

Convenience Translation Schering AG Annual Financial Statements as of December 31, 2005

BALANCE SHEET OF SCHERING AG

(€ thousand)

ASSETS	NOTE		Dec. 31, 2005		Dec. 31, 2004

Intangible assets	(3)		167,460		183,577
Tangible fixed assets	(4)		498,044		514,305

Shares in affiliated companies	(5)	1,610,772		1,591,984
Other financial assets	(6)	30,359		56,829
Financial assets			1,641,131		1,648,813
Fixed assets	(2)		2,306,635		2,346,695

Inventories	(7)		641,527		730,204

Trade receivables		116,672		109,230
Receivables from affiliated companies		404,577		329,757
Other receivables and assets	(8)	187,085		138,925
Receivables and
Other assets			708,334		577,912

Securities and liquid assets	(9)		1,687,909		1,166,508
Current assets			3,037,770		2,474,624

			5,344,405		4,821,319

EQUITY AND LIABILITIES	NOTE		Dec. 31, 2005		Dec. 31, 2004

Subscribed capital *)	(10)	194,000		194,000
Capital reserves	(10)	334,494		334,494
Revenue reserves	(11)	1,037,467		884,467
Unappropriated profit		232,800		194,000
Equity			1,798,761		1,606,961
Special tax-allowable reserves	(12)		172,378		183,603

Provisions for pensions
and similar obligations	(13)	1,298,656		1,262,984
Other provisions	(14)	472,461		557,711
Provisions			1,771,117		1,820,695

Liabilities to banks		226,411		193,302
Other liabilities		1,375,738		1,016,758
Liabilities	(15)		1,602,149		1,210,060

			5,344,405		4,821,319

*) Contingent capital 15,000

INCOME STATEMENT OF SCHERING AG
(€ thousand)

	NOTE	2005	2004

Net Sales	(18)	2,581,364	2,401,698
Cost of sales	(19)	-981,297	-937,752
Gross profit	(19)	1,600,067	1,463,946

Cost of
Marketing and sales		-425,296	-393,774
Engineering and administration	(20)	-216,325	-219,804
Research and development		-731,405	-658,009

Other operating income	(21)	448,338	395,260
Other operating expenses	(22)	- 272,408	-206,123
Operating profit		402,971	381,496

Net income from long-term equity investments	(23)	144,820	59,969
Interest result	(24)	-112,351	-28,155
Other financial result	(25)	17,458	-10,750
Profit from ordinary activities		452,898	402,560

Extraordinary expense	(26)	-	-60,697
Net profit before tax		452,898	341,863

Income taxes	(27)	- 71,098	-120,467
Profit for the period		381,800	221,396

Appropriation of net profit
Profit for the period		381,800	221,396
Retained profits brought forward		4,000	2,604
Appropriation to revenue reserves		-153,000	-30,000
Unappropriated profit		232,800	194,000

The annual financial statements and the management report of Schering AG for fiscal year 2005 are published in the Bundesanzeiger (German Federal Gazette) and filed with the commercial register of the Charlottenburg, Berlin, Local Court. The management report of Schering AG has been combined with the group management report. It has been published in our Annual Report 2005.

STATEMENT OF CHANGES IN FIXED ASSETS  (€ thousand)

	Cost
	Jan. 1, 2005	Additions	Disposals	Reclassifications	Dec. 31, 2005

Industrial and similar rights and assets	364,199	50,753	38,123		376,829
Intangible assets	364,199	50,753	38,123	-	376,829

Land, land rights, and buildings,
including buildings on third-party land	682,285	887	994	1,780	683,958
Technical equipment and machinery	1,014,772	23,660	32,566	9,654	1,015,520
Other equipment, operating and office equipment	418,193	30,468	32,473	2,125	418,313
Advance payments and assets under construction	22,225	24,687	16	- 13,559	33,337
Tangible fixed assets	2,137,475	79,702	66,049	0	2,151,128

Shares in affiliated companies	1,723,958	18,788	674		1,742,072
Other equity investments	34,737		7		34,730
Other loans	37,769		27,433		10,336
Financial assets	1,796,464	18,788	28,114	-	1,787,138

Fixed assets of Schering AG	4,298,138	149,243	132,286	0	4,315,095

SHAREHOLDINGS OF SCHERING AG1  (as of Dec. 31, 2005)

Name and location of company	% of equity	Equity[2]	Result[2]

Affiliated companies

Germany

Schering Deutschland Holding AG, Hamburg[3]	100.0	283	4
Jenapharm GmbH & Co. KG, Jena[3]	100.0	70	35
Intendis GmbH, Berlin[3]	100.0	14	-1

Europe (excl. Germany)

N.V. Schering S.A., Diegem/Belgium	100.0	26	0
Schering Oy, Turku/Finland	100.0	322	98
Schering S.A.S., Lys-Lez-Lannoy/France[3]	100.0	163	-43
Schering Holdings Ltd., Burgess Hill/United Kingdom[3]	100.0	7	6
Schering S.p.A., Milan/Italy3	100.0	117	24
Schering Nederland B.V., Weesp/Netherlands	100.0	43	3
Schering Austria Ges.m.b.H., Vienna/Austria	100.0	313	9
Schering Lusitana Lda., Mem Martins/Portugal	100.0	22	4
Schering (Schweiz) AG, Baar/Switzerland	100.0	10	3
Schering España S.A., Madrid/Spain[3]	99.9	122	13
Schering Alman Ilaç ve Ecza Ticaret Ltd., Şirketi, Istanbul/Turkey	100.0	13	0

[1]	Insofar as the companies concerned are not insignificant. [1]The complete list of the Group’s ownership interests is filed with the Commercial Register of the Charlottenburg Local Court, Berlin.
[2]	Amounts in €m. The amounts in the local currency of companies located outside the euro zone were translated at the middle rate at December 31, 2005
[3]	Amounts include consolidated subsidiaries

Accumulated depreciation, amortization, and write-downs						Carrying amounts
Jan. 1, 2005	Additions	Reversals of write-downs	Disposals	Reclassifications	Dec. 31, 2005	Dec. 31, 2005	Dec. 31, 2004

180,622	62,690		33,943		209,369	167,460	183,577
180,622	62,690	-	33,943	-	209,369	167,460	183,577

453,399	17,346		979	400	470,166	213,792	228,886
850,182	38,240	50	31,452	- 433	856,487	159,033	164,590
319,589	35,867	1	29,057	33	326,431	91,882	98,604
						33,337	22,225
1,623,170	91,453	51	61,488	0	1,653,084	498,044	514,305

131,974			674		131,300	1,610,772	1,591,984
10,731		1,153			9,578	25,152	24,006
4,946	589		406		5,129	5,207	32,823
147,651	589	1,153	1,080	-	146,007	1,641,131	1,648,813

1,951,443	154,732	1,204	96,511	0	2,008,460	2,306,635	2,346,695

Name and locationd of company	% of	Equity[2]	Result[2]
	equity
North America
Schering Berlin Inc., Wilmington, Del./U.S.A.[3]	100.0	908	126
Berlex Canada Inc., Pointe-Claire/Canada	100.0	19	3

Latin America
Schering Argentina S.A.I.C., Buenos Aires/Argentina	100.0	17	1
Schering do Brasil Ltda., São Paulo/Brazil	100.0	68	2
Schering Colombiana S.A., Bogotá/Colombia	100.0	38	-2
Schering Mexicana S.A., Mexico City/Mexico	100.0	55	3

Asia/Australia
P.T. Schering Indonesia, Jakarta/Indonesia	100.0	9	1
Nihon Schering K.K., Osaka/Japan	100.0	132	13
Schering Pty. Ltd., Sydney/Australia	100.0	19	5
Schering Korea Ltd., Seoul/Korea	100.0	32	2
Schering (Bangkok) Ltd., Bangkok/Thailand[3]	100.0	7	1

Africa
Schering (Pty.) Ltd., Midrand/South Africa	100.0	17	2

NOTES TO THE ANNUAL FINANCIAL STATEMENTS OF SCHERING AG FOR FISCAL YEAR 2005
(1) ACCOUNTING POLICIES
    Purchased intangible assets are carried at cost less straight-line amortization. The standard useful life is four to six years unless a different period is required, e.g., because of the life of a patent.

    Tangible fixed assets are carried at cost less depreciation for wear and tear. In addition to directly attributable costs, the cost of self-constructed assets also includes appropriate indirect costs and depreciation. Investment subsidies reduce cost. In the case of buildings, depreciation is charged on a straight-line basis over a maximum useful life of 40 years; movable items of tangible fixed assets are initially depreciated using the declining balance method, switching subsequently to straight-line depreciation; the useful life of technical equipment and machinery is between 10 and 20 years, and that of other equipment, operating and office equipment is between 5 and 10 years. Accelerated depreciation required by tax rules is presented in special tax-allowable reserves.

    Equity investments are carried at cost. Non-interest-bearing and low-interest loans are carried at their present value.

    Where the value of items of fixed assets measured in accordance with the principles set out above is higher than their fair value at the balance sheet date, the carrying amount is written down. If it emerges in a subsequent fiscal year that the reasons for this no longer apply, the amount of this write-down is reversed to reflect the increase in value, up to a maximum of the amount that would have resulted if the assets had been depreciated during that period.

    Inventories are carried at cost using permitted simplified measurement options, or at the lower market values. In addition to directly attributable costs, cost also includes indirect labor and materials costs, as well as depreciation. In addition, the cost of sales presented in the income statement also includes expenses relating to unutilized capacity and expenses for voluntary social benefits and old-age pensions.

    Valuation allowances take account of identifiable specific risks in receivables.

    A global valuation allowance on receivables takes sufficient account of the general credit risk.

    Securities are carried at cost or at the lower market prices.

    Items of current assets are written down to reflect negative fluctuations in their value in the near future.

    Provisions for pensions are measured using the projected unit credit method and reflect future salary and pension adjustments; the minimum carrying amount of these provisions is the amount permitted under section 6a of the EStG (German Income Tax Act).

Measurement basis and parameters:
  - Biometric measurement basis in accordance with the 2005 G mortality tables  published by Prof. Dr. Klaus Heubeck
- Discount rate  4.25%
- Increase in salaries   2.5%
- Increase in pension     1.5%

    The current service cost for the beneficiaries arises from the change in the provision for projected benefits. Actuarial gains and losses are deferred and recognized over the expected remaining service period of the employees participating in those plans, to the extent to which such gains and losses exceed 10% of the obligation.

    For employees joining after December 31, 2003, an employer-financed pension system has been introduced. During the contribution phase, Schering pays a monthly contribution into a fund established for this purpose which builds up pension capital by purchasing securities. The level of pension benefits payable depends upon the pension capital at the time of retirement. Since Schering guarantees that, at least, the total amount of contributions paid in will be available as pension capital at the time of retirement, this plan also has to be accounted for as a defined benefit plan.

    The other provisions take account of all identifiable risks and uncertain obligations. Provisions are recognized for deferred maintenance if the maintenance will be completed in the first three months of the following fiscal year.

    The amounts disclosed for contingent liabilities from guarantees and warranties correspond to the actual credit amounts utilized at the balance sheet date.

    Receivables and liabilities denominated in foreign currencies are measured at the exchange rate at the transaction date, or at the forward rate if they are hedged by forward transactions. Changes in exchange rates are recognized in the income statement.

    Gains and losses on the disposal of long-term financial assets and securities classified as current assets are presented in the financial result. The same applies to all income and expenses from derivative financial instruments if the income and expenses from the underlyings are also attributable to the financial result.

BALANCE SHEET DISCLOSURES (AMOUNTS IN € THOUSAND, UNLESS OTHERWISE STATED)

The breakdown of the asset items combined in the balance sheet and their changes in 2005	are presented on pages 4 and 5.	(2) FIXED ASSETS

The additions to industrial and similar rights and assets relate to computer software and	product rights.	(3) INTANGIBLE ASSETS

	Additional	Carrying amounts	Carrying amounts	(4) TANGIBLE FIXED ASSETS
	2005	2005	2004
	€m	€m	€m
Berlin	64	361	365
Bergkamen	16	137	149
	80	498	514

    The additions relate to the contribution of the Dermatology business area to Intendis GmbH, Berlin, the acquisition of the remaining shares in P.T. Schering Indonesia, Jakarta/Indonesia, and capital increases at other affiliated companies.

    Unless they are insignificant, the shareholdings of Schering AG are presented on pages 4 and 5.    The complete list of the Group’s ownership interests is filed with the Commercial Register of the Charlottenburg Local Court, Berlin.
(5) SHARES IN AFFILIATED COMPANIES

A write-down on an investment in a biotechnology company was reversed.	The other loans relate primarily to loans to employees and a loan to a supplier.	(6) OTHER LONG-TERM FINANCIAL ASSETS

	2005	2004	(7) INVENTORIES
Raw materials, consumables, and supplies	130,107	149,785
Work in process, finished goods and goods
for resale	511,420	580,419
	641,527	730,204

	2005	2004	(8) OTHER RECEIVABLES AND ASSETS
Receivables from other
investees and investors	12,932	5,892
of which due after more than 1 year	(11,000)	(-)
Other assets	174,153	133,033
of which due after more than 1 year	(5,624)	(3,082)
	187,085	138,925

(9) SECURITIES AND LIQUID ASSETS		2005	2004

	Treasury shares	166,513	166,513
	Other securities	1,348,553	840,186
	Checks, cash-in-hand, central bank and postal giro balances, bank balances	172,843	159,809
		1,687,909	1,166,508

(10) SUBSCRIBED CAPITAL, CAPITAL RESERVES		2005	2004
	Subscribed capital
	Balance at January 1	194,000	194,000
	Redemption of shares	-	-
	Balance at December 31	194,000	194,000

	Capital reserves
	Balance at January 1	334,494	334,494
	Appropriation	-	-
	Balance at December 31	334,494	334,494

    The share capital amounts to €194,000,000 and is composed of 194,000,000 no-par value shares. Each share thus has a notional value of €1.00.

    In the previous year, 4,000,000 own shares were purchased at a total price of €166,513 thousand; these were held as treasury shares as of December 31, 2005.

    In 2005, Schering AG and other Group companies purchased 267,152 own shares at an average price of €53.69 per share to issue employee shares. The shares were offered to qualified employees at an average price of €27.33 per share.

    The Executive Board is authorized to purchase own shares of Schering AG until September 30, 2006 for purposes allowed under section 71(1) no. 8 of the AktG (German Stock Corporation Act). Shares with an aggregate notional value of €15,000,000 may be acquired on the basis of this authorization.

    In addition, the Executive Board is authorized until April 15, 2009 to increase the

However, with the agreement of the Supervisory Board, the Executive Board is authorized to disapply shareholders’ preemptive rights:

a) if the capital increase from cash contributions does not exceed a total amount of 10% of the share capital and the issue price of the new shares is not substantially below the quoted market price for the shares at the time the issue price is determined by the Executive Board; or
b) if he capital ncrease is effected for the purpose of acquiring  companies, equity interests, parts of companies, intellectual property  rights, or other product rights against non-cash contributions; or
c) to the extent necessary to allow holders of convertible bonds or bonds with warrants of Schering AG to subscribe for new shares; or
d) to the extent necessary to settle fractions.

    The Executive Board is also authorized, with the agreement of the Supervisory Board, to issue convertible bonds and/or bonds with warrants on one or on several occasions in the share capital with the approval of the Supervisory Board on one or on several occasions by issuing new shares for cash or non-cash consideration, provided that the overall increase in the share capital does not exceed a total amount of €97,000,000. Shareholders must be granted preemptive rights.
period up to April 15, 2009. The aggregate principal amount of such bond issues may not exceed €600,000,000. Conversion rights or options on Schering AG shares may be issued up to a notional aggregate

€10,000,000 of share capital. Accordingly, the share capital of Schering AG may be contingently increased by up to €10,000,000 through the issue of up to 10,000,000 shares (Contingent Capital I). This contingent capital increase serves solely to redeem conversion rights and options.

    The share capital may be contingently increased by up to €5,000,000 (Contingent Capital II). However, this contingent capital increase will only be implemented to the extent that holders of stock options that have been issued until September 30, 2003 on the basis of the authorization by the Annual General Meeting on April 26, 2001 exercise their option rights, and that the options are not settled by the transfer of treasury shares or cash payments.

    Brandes Investment Partners, LLC, San Diego/USA, notified us of the following in a communication dated September 22, 2004: On September 15, 2004, 4.90% of the shares and American Depositary Receipts in Schering AG were attributable to Brandes Investment

Partners, LLC. Brandes’ interest dropped below the 5% threshold on September 15, 2004. On September 15, 2004, 5,836,633 shares and 3,670,957 American Depositary Receipts in Schering AG were attributable to Brandes as defined by the WpHG (German Securities Trading Act). Brandes does not hold any shares directly. All shares are attributable to Brandes in accordance with section 22 (1) No. 6 WpHG by virtue of voting proxies and powers of attorney issued by its customers.

    Allianz Aktiengesellschaft, Munich, notified us in accordance with section 21 (1) WpHG of the following in a communication dated December 16, 2003:
“The share of voting rights of Schering AG held by AZ-Argos 19 AG, known in future by the name “Allianz Deutschland AG”, Königinstrasse 28, 80802 Munich, exceeded the 5% and 10% thresholds on November 17, 2005 as a result of internal restructuring within the Allianz Group and now amounts to 10.85%. These voting rights are attributable to AZ-Argos 19 AG in accordance with section 22 (1) sentence 1 no. 1 WpHG.
The share of voting rights in Schering AG held by Allianz Aktiengesellschaft, Königinstrasse 28, 80802 Munich, has not changed in a notifiable manner.”

	2005	2004	(11) REVENUE RESERVES

Reserve for treasury shares	166,513	166,513
Other revenue reserves	870,954	717,954
	1,037,467	884,467

The reserve for treasury shares was established by transfer from the other revenue reserves.	€153 million was transferred from the net income to the other revenue reserves.

	2005	2004
Write-downs of fixed assets in accordance with s. 14 BFG (Berlin Subsidies Act), s. 6b EStG, s. 7 EStG, s. 7b EStG, s. 7d EStG, s. 51 EStG, s. 35 EStR (Income Tax Guidelines), s. 4 FördergebietsG (Regional Assistance Act), EntwHStG (Developing Countries Tax Act)	140,935	150,164	(12) SPECIAL TAX-ALLOWABLE RESERVES
Reserves in accordance with s. 6b EStG	31,443	33,439
	172,378	183,603

Net income for the fiscal year would have been €7 million lower excluding the €11 million change in special tax-allowable reserves recognized in the income statement.	The expected income tax liability when the special tax-allowable reserves are reversed is approximately 39%.

	2005	2004	(13) PROVISIONS FOR
			PENSIONS AND SIMILAR
Present value of pension benefit obligations	1,716,808	1,433,624	OBLIGATIONS
Unrecognized actuarial losses	- 443,706	- 193,443
Provisions for pensions	1,273,102	1,240,181
Provisions for similar obligations	25,554	22,803
	1,298,656	1,262,984

(14) OTHER PROVSIONS		2005	2004

	Provisions for taxes	107,067	71,937
	Other provisions	365,394	485,774
		472,461	557,711

The provisions for taxes relate to amounts for the period under review and for prior years. The other provisions contain amounts for bonuses, jubilee benefits,	and early retirement benefits, other personnel expenses, environmental protection, restructuring, liability risks, maintenance, currency risks and other uncertain liabilities.

(15) LIABILITIES		Due		2005	2004
		up to 1 year	more than 5 years	Total	Total
	Liabilities to banks	3,541	-	226,411	193,302
	of which collateralized by mortgages	(-)	(-)	(-)	(-)
	Payments received on account of orders	1,579	-	1,579	116
	Trade payables	199,710	309	201,289	152,101
	Liabilities to affiliated companies	1,078,205	-	1,078,205	777,235
	Liabilities to other investees and investors	1,636	-	1,636	1,021
	Tax liabilities	2,072	-	2,072	4,523
	Social security liabilities	9,799	-	9,799	10,287
	Other liabilities and deferred income	73,625	-	81,158	71,475
	of which collateralized by mortgages	(-)	(-)	(-)	(-)
		1,370,167	309	1,602,149	1,210,060

(16) TOTAL AMOUNT OF COLLATERALIZED LIABILITIES	There were no collateralized liabilities as of December 31, 2005.

(17) CONTINGENT LIABILITIES AND OTHER FINANCIAL COMMITMENTS	Contingent liabilities	2005
	Liabilities from guarantees relating to affiliated companies	7,426
	Liabilities from warranties	11,615
	Other financial commitments
	Liabilities from rental and leasing agreements	58,123
	Liabilities from research agreements	297,321
	Approved investments in fixed assets	85,600
	Total amount	441,044
	of which commitments to affiliated companies	52,021

INCOME STATEMENT DISCLOSURES (AMOUNTS IN € THOUSAND, UNLESS OTHERWISE STATED)

	2005	2004	Change	(18) SALES
	€m	€m	%
Breakdown by region
Europe Region	1,507	1,346	+12
United States Region	340	329	+3
Japan Region	202	192	+5
Latin America/Canada Region	246	198	+24
Asia/Pacific Region	143	135	+6
Other Activities	143	202	-29
	2,581	2,402	+ 7

Sales by Business Area*)
Gynecology&Andrology	977	867	+13
Specialized Therapeutics	617	551	+12
Diagnostic Imaging	587	575	+2
Oncology	217	206	+5
Other Activities	183	203	-10
	2,581	2,402	+7
*) We strategically realigned our business portfolio as part of our FOCUS Initiative. In this context, we redefined our business and indication areas	In some cases. The previous year’s figures were adjusted accordingly.

The cost of sales consists of the cost of goods sold and the cost of merchandise	sold. The ratio of gross profit to sales is 62%.	(19) COST OF SALES, GROSS PROFIT

Engineering and administration costs include costs of production management and planning, factory safety and administration, environmental protection, technology cost centers such as workshops, energy production, utilities and waste disposal (only to the extent
	that these costs are not internally reallocated to the consuming functions), training, and general administration, such as human resources, purchasing, financial control, and accounting.	(20) ENGINEERING AND ADMINISTRATION COSTS

	2005	2004	(21) OTHER OPERATING INCOME
Income from the reversal of
Special tax-allowable reserves	13,119	15,219
Income from foreign currency hedges and
monetary transactions	100,236	164,036
License and commission income	82,707	99,165
Income from providing services to third parties	81,512	64,786
Reversal of provisions following an agreement
in connection with the sale	79,056	-
of Aventis CropScience	91,708	52,054
Miscellaneous	448,338	395,260

(22) OTHER OPERATING EXPENSES		2005	2004
	Expenses from appropriations to
	special tax-allowable reserves	1,894	3,704
	Expenses from foreign currency hedges and
	monetary transactions	140,902	117,758
	Additional expense from declining balance
	depreciation and write-downs	54	- 2,371
	Cost of providing services to third parties	75,334	64,148
	Miscellaneous	54,224	22,884
		272,408	206,123

(23) NET INCOME FROM LONG-TERM EQUITY INVESTMENTS		2005	2004
	Income from profit transfer agreements	81,657	26,627
	Income from long-term equity investments	62,011	9,420
	of which from affiliated companies	(62,011)	(9,420)
	Reversals of write-downs of long-term equity
	investments	1,153	28,688
	Cost of loss absorption	- 1	- 1,483
	of which from affiliated companies	(- 1)	(- 1,483)
	Losses on the disposal of long-term equity
	investments	-	- 3,283
		144,820	59,969

(24) INTEREST RESULT		2005	2004
	Income from other securities and long-term
	loans	1,371	850
	Other interest and similar income	28,790	63,294
	of which from affiliated companies	(450)	(409)
	Interest component of addition to Provisions for
	pensions	-71,117	-70,693
	Other interest and similar expenses	- 71,395	-21,606
	of which to affiliated companies	(- 18,909)	(-18,301)
		- 112,351	- 28,155

(25) OTHER FINANCIAL RESULT		2005	2004
	Write-downs of loans and securities
	classified as current assets	- 9,693	-16,285
	Reversals of write-downs of securities
	classified as current assets	24,510	1,628
	Other financial income	5,500	5,586
	Other financial expenses	- 2,859	- 1,679
		17,458	-10,750

	Gains and losses on the disposal of other loans and securities classified as current	assets, as well as gains and losses on interest rate derivatives, are presented in other financial income and expenses.

€9,955 thousand of the extraordinary expense for the previous year relates to the recognition of a provision for a compensation payment to Berlex Inc., Montville, U.S.A., on the basis of an agreement with the German and U.S. tax authorities.

	In addition, this item included expenses of €50,742 thousand relating to capacity adjustments and the restructuring of production.	(26) EXTRAORDINARY EXPENSE

€129 million of income taxes was attributable to the result from ordinary activities.	The extraordinary expense reduced the income tax expense in the previous year by €9 million.	(27) INCOME TAXES

To the extent that they are attributable to the operating functions, the other taxes are included in the corresponding income	statement line items; in other cases, they are recorded in other operating expenses. The expense amounted to €2 million.	(28) OTHER TAXES

		2005 €m	2004 €m	(29) COST OF MATERIALS
Cost of raw materials, consumables, and supplies and of purchased merchandise		644	632
Cost of purchased services		131	144
		775	776

		2005	2004	(30) PERSONNEL COSTS/EMPLOYEES
Personnel expenses		€m	€m
Wages and salaries		432	436
Social security and support payments		72	76
		504	512
Pensions		21	22
		525	534

Number of employees (annual average)	2005 (FTEs*)	2005	2004
Production	3,103	3,258	3,831
Research and development	2,139	2,248	2,282
Administration	1,663	1,728	1,678
Marketing and sales	274	278	278
	7,179	7,512	8,069

* Effective 2006, reporting of this item has been converted to full-time equivalents (FTEs). Part-time employees have been included in accordance with their contractually agreed working hours. The adjusted figures for 2005 have been provided here for comparative purposes.

(31) TOTAL REMUNERATION OF THE SUPERVISORY BOARD AND THE EXECUTIVE BOARD	The total remuneration of the members of the Supervisory Board (in € thousand) is broken down as follows:
	Fixed compen- sation	Committee functions	Variable compen- sation	Long-term compen-*) sation	Total

Dr. Giuseppe Vita (Chairman)	79	120	112	41	352
Norbert Deutschmann
(Vice Chairman)	39	120	55	20	234
Dr. Karl-Herrmann Baumann	35	75	50	18	178
Hans-Georg Bleeck	35	0	50	18	103
Prof. Dr. Piet Borst	35	30	50	18	133
Dr. Mathias Döpfner	35	0	50	18	103
Prof. John A. Dormandy	35	30	50	18	133
Dr. Reiner Hagemann	35	60	50	18	163
Johannes Heitbaum	35	0	50	18	103
Dr. Martin Kohlhaussen	35	0	50	18	103
Hermann-Josef Lamberti	35	0	50	18	103
Dr. Hans-Peter Niendorf	35	30	50	18	133
Detlef Pfotenhauer	35	0	50	18	103
Dr. Ulrich Sommer	35	30	50	18	133
Sabine Süpke	35	30	50	18	133
Heinz-Georg Webers	35	60	50	18	163
	608	585	867	313	2,373
*) Linked to the share price performance over a period of three years

The total renumeration of the Executive Board (in € thousand) is broken down as follows:
	Fixed compen- sation	Variable compensation	Stock options granted	Other *)	Total

Dr. Hubertus Erlen (Chairman)	720	2,175	605	24	3,524
Dr. Karin Dorrepaal	540	1,624	404	22	2,590
Dr. Ulrich Köstlin	540	1,624	404	22	2,590
Lutz Lingnau	540	1,624	50	390	2,604
Marc Rubin, MD	540	1,624	202	203	2,569
Dr. Jörg Spiekerkötter	540	1,624	404	24	2,592
Prof. Dr. Günter Stock	540	1,624	404	27	2,595

	3,960	11,919	2,473	712	19,064

*) Non-cash benefits in the form of company cars, jubilee payments, and subsidies for insurance. Members of the Executive Board based in the U.S	receive benefits for dual housekeeping and a compensation for increased cost of living.

A provision in the total amount of €24,628 thousand has been recognized for the pension obligations to former members of the Executive Board and their surviving dependents; benefits paid for the period under review amounted to €2,120 thousand.

A directors’ and officers’ (D&O) liability insurance policy has been taken out for the members of the Supervisory and Executive Boards. The deductible is €25 thousand for members of the Supervisory Board and €50 thousand for members of the Executive Board.

Dr. Giuseppe Vita received €1,119 thousand as a result of his exercising options granted to him in his previous capacity as a member of the Executive Board under the 2000 stock option plan.

The members of the Supervisory and Executive Boards are listed on pages 18-21.

In December 2005 the Executive Board and Supervisory Board issued the declaration of conformity in accordance with section 161 AktG. The declaration has been published on our homepage at	www.schering.de. For further information, please refer to the chapter of the Annual Report entitled “Corporate Governance”.	(32) DECLARATION OF CONFORMITY WITH THE GERMAN CORPORATE GOVERNANCE CODE

The fees billed by BDO for professional services rendered to Schering AG were as follows:	(33) AUDITORS’ FEES AND SERVICES

	2005	2204

Auditing the financial statements	1,884	1,842
Other assurance services	282	255
Tax advisory services	22	27
Other services	67	-
	2,255	2,124

(34) DERIVATIVE FINANCIAL INSTRUMENTS
As we operate on a global basis, Schering AG is subject to various market risks. We make use of exchange-traded and over-the-counter derivative financial instruments to reduce currency and interest-rate risks resulting from anticipated transactions and from existing assets and liabilities. We also use derivative financial instruments to manage the asset and maturity profile of our investment portfolio.

using a simulation of historical data. Various measures have been put in place to manage the risks. These include the definition of limits for individual classes of instruments, the organizational segregation of dealing, settlement and accounting as well as supervision and the regular reporting on open positions and results based on mark-to-market valuations. The following derivative positions were open at the balance sheet date:

Market risks resulting from open derivative positions are estimated by a risk assessment system
		Notional amount		Fair value		Carrying amount
		2005	2004	2005	2004	2005	2004
		€m	€m	€m	€m	€m	€m
Currency hedging of anticipated sales and expenses
Currency forwards	Calls	66	30	-	-	-	-
	Puts	591	516	-6	6	-	-

Options	Calls	-	15	-	-1	-	-1
	Puts	64	35	1	2	1	1

Currency hedging of assets and liabilities
Currency forwards	Calls	704	406	8	-5	-	-
	Puts	1,130	647	-8	11	-	-

Asset and liability management
Options	Calls	166	167	39	44	31	34
	Puts	70	62	-16	-15	-12	-12

Swaps	Calls	161	8	3	2	-	-
	Puts	161	8	-2	-2	-	-

Interest rate futures	Calls	19	94	-	-	6	13
	Puts	6	78	-	-	1	2

The underlying exposure in each currency is defined as the net amount of receivables and liabilities on the balance sheet date on the one hand and anticipated cash flows for the next 12 months on the other hand.

The measurement of hedging instruments at fair value is based on quoted market prices or reference rates such as the ECB reference rates, or on the application of established valuation models such as the Black-Scholes option pricing model. When using this model of measuring currency options, parameters are employed that reflect market conditions on the reporting date. The volatility parameter is derived from interbank trading for comparable transactions.

The carrying amounts of paid option premiums and margin payments for interest rate futures are reported in the balance sheet item other assets. The carrying amounts of option premiums received are contained in other liabilities.

Following the appropriation of €153,000 thousand to revenue reserves from the net income for fiscal year 2005, the remaining unappropriated profit amounts to €232,800 thousand, including retained profits of €4,000 thousand brought forward. We are proposing to the Annual General Meeting that the unappropriated profit be utilized to distribute a dividend of €1.20 per dividend-bearing share. The amount of unappropriated profit attributable to treasury shares shall be carried forward to new account.

Berlin, February 14, 2006 Schering Aktiengesellschaft The Executive Board Erlen Dorrepaal Köstlin Metternich Rubin Spiekerkötter	PROPOSAL FOR THE APPROPRIATION OF UNAPPROPRIATED PROFIT

We have audited the annual financial statements  comprising the balance sheet, income statement, and the notes — together with the bookkeeping system, of Schering Aktiengesellschaft, Berlin, and its report on the position of the Company and the Group prepared by the Company for the fiscal year from January 1, 2005 to December 31, 2005. The maintenance of the books and records and the preparation of the annual financial statements and the report on the position of the Company and the Group in accordance with German commercial law are the responsibility of the Company’s management. Our responsibility is to express an opinion on the annual financial statements, together with the bookkeeping system, and the report on the position of the Company and the Group, based on our audit.
We conducted our audit of the annual financial statements in accordance with section 317 of the HGB (German Commercial Code) and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position, and results of operations in the annual financial statements in accordance with German principles of proper accounting, and in the report on the position of the Company and the Group, are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Company, and evaluations of possible misstatements, are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the books and records, the annual financial statements and the report on the position of the Company and the Group are examined primarily on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the annual financial statements and the report on the position of the Company and the Group. We believe that our audit provides a reasonable basis for our opinion.
Our audit has not led to any reservations.
In our opinion, the annual financial statements comply with the provisions of German commercial law and give a true and fair view of the net assets, financial position, and results of operations of the Company in accordance with German principles of proper accounting. The report on the position of the Company and the Group is consistent with the annual financial statements, as a whole provides a suitable understanding of the position of the Company and the Group and suitably presents the risks and opportunities of future development.

Berlin, February 27, 2006

BDO Deutsche Warentreuhand
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft
Schumacher                Eckmann
Wirtschaftsprüfer          Wirtschaftsprüfer
AUDITORS’ REPORT

SUPERVISORY BOARD
Dr. Giuseppe Vita, Berlin; * Apr. 28, 1935
Chairman of the Supervisory Board
First elected: Apr. 26, 2001
Term of office: until the Annual General Meeting (AGM) in 2009
Chairman of the Supervisory Board
- Axel Springer Verlag AG, Berlin
- HUGO BOSS AG, Metzingen
Member of the Supervisory Board
- Allianz Lebensversicherungs-AG, Stuttgart
- Medical Park AG, Bad Wiessee
  (until Dec. 31, 2005)
  Vattenfall Europe AG, Berlin
Chairman of the Administrative Board
- Riunione Adriatica di Sicurtà (RAS) S.p.A.,
  Milan
Member of the Administrative Board
- Techosp S.p.A., Milan
- Marzotto S.p.A., Valdagno
- Barilla S.p.A., Parma

Norbert Deutschmann, Berlin; * Apr. 11, 1951
Vice Chairman of the Supervisory Board
First elected: Apr. 27, 1999
Term of office: until the AGM in 2009
Chairman of the Berlin Works Council
of Schering AG, Berlin

Dr. rer. oec. Karl-Hermann Baumann, Munich;
* July 22, 1935
First elected: May 4, 1994
Term of office: until the AGM in 2009
Member of the Supervisory Board
- E.ON AG, Düsseldorf
- Linde AG, Wiesbaden

Hans-Georg Bleeck, Dipl.-Volkswirt,
Berlin, * Jan. 28, 1952
First elected: Apr. 16, 2004
Term of office: until the AGM in 2009
Member of the Works Council of Schering AG,
Berlin

Prof. Dr. Piet Borst, Amsterdam; * July 5, 1934
First elected: Feb. 9, 2000
Term of office: until the AGM in 2006
Professor of Clinical Biochemistry,
University of Amsterdam
Director Emeritus of the Netherlands
Cancer Institute, Amsterdam

Dr. Mathias Döpfner, Berlin; * Jan. 15, 1963
First elected: Apr. 26, 2001
Term of office: until the AGM in 2009
Chairman of the Executive Board
- Axel Springer Verlag AG, Berlin

Member of the Supervisory Board
- ProSiebenSat.1 Media AG, Unterföhring
  (Group mandate)
- AKTUELL Presse-Fernsehen GmbH,
  Hamburg
- dpa Deutsche Presse Agentur GmbH,
  Hamburg
- Leipziger Verlags- und Druckereigesellschaft
  mbH & Co. KG, Leipzig

Prof. John A. Dormandy, D.Sc. FRCS,
London; * May 5, 1937
First elected: Apr. 30, 1996
Term of office: until the AGM in 2009
Emeritus Professor of Vascular Sciences,
University of London
Honorary Consultant Vascular Surgeon
Director, Vascular Clinical Research Unit,
St. George's Hospital, London

Dr. rer. pol. Reiner Hagemann, Munich;
* Dec. 7, 1947
First elected: Jan. 1, 1997
Term of office: until the AGM in 2009
Member of the Supervisory Board
- E.ON Energie AG, Munich

Johannes Heitbaum, Werne; * June 10, 1963
First elected: Apr. 27, 1999
Term of office: until the AGM in 2009
Vice Chairman of the Bergkamen Works
Council of Schering AG, Berlin

Dr. h.c. Martin Kohlhaussen,
Bad Homburg v.d.H.; * Nov. 6, 1935
First elected: Apr. 30, 1996
Term of office: until the AGM in 2009
Chairman of the Supervisory Board
- Commerzbank AG, Frankfurt/Main
- Hochtief AG, Essen
Member of the Supervisory Board
- Bayer AG, Leverkusen
- Heraeus Holding GmbH, Hanau
- ThyssenKrupp AG, Düsseldorf
- Verlagsgruppe Georg von Holtzbrinck
  GmbH, Stuttgart

Hermann-Josef Lamberti, Königstein im
Taunus; * Feb. 5, 1956
First elected: Apr. 26, 2001
Term of office: until the AGM in 2009
Member of the Executive Board
- Deutsche Bank AG, Frankfurt/Main
Chairman of the Supervisory Board
- Deutsche Bank Privat- und Geschäfts-
  kunden AG, Frankfurt/Main
  (Group mandate)
Member of the Supervisory Board
- Carl-Zeiss-Stiftung, Oberkochen
- Deutsche Börse AG, Frankfurt/Main
  Member of the Advisory Board
- Barmenia Versicherungen, Wuppertal
Member of the Board of Directors
- Fiat S.p.A., Turin

Dr. med. Hans-Peter Niendorf, Berlin;
* June 25, 1946
First elected: Apr. 27, 1999
Term of office: until the AGM in 2009
Senior Medical Advisor, Diagnostic Imaging,
Schering AG, Berlin

Detlef Pfotenhauer, Weimar; * Aug. 31,1956
First elected: Apr. 16, 2004
Term of office: until the AGM in 2009
Chairman of the Works Council of Schering
GmbH und Co. Produktions KG, Weimar
Chairman of the Group Works Council of
Schering AG, Berlin

Dr. rer. oec. Ulrich Sommer, Berlin;
* June 1, 1947
First elected: Apr. 27, 1999
Term of office: until the AGM in 2009
Area Manager Marketing Europe Region,
Schering AG, Berlin

Sabine Süpke, Berlin; * Jan. 7, 1964
First elected: Apr. 16, 2004
Term of office: until the AGM in 2009
District manager, IG BCE for the Berlin-
Mark Brandenburg district

Heinz-Georg Webers, Bergkamen;
* Dec. 27, 1959
First elected: Apr. 27, 1999
Term of office: until the AGM in 2009
Chairman of the Company Works Council and
Chairman of the Bergkamen Works Council of
Schering AG, Berlin

Committees established by the Supervisory Board

Executive Committee
Dr. Giuseppe Vita (Chairman)
Norbert Deutschmann
Dr. Reiner Hagemann
Sabine Süpke

Audit Committee
Dr. Karl-Herrmann Baumann (Chairman)
Norbert Deutschmann
Dr. Giuseppe Vita
Heinz-Georg Webers

Nomination and Compensation Committee
Dr. Giuseppe Vita (Chairman)
Norbert Deutschmann
Dr. Reiner Hagemann
Heinz-Georg Webers

Research and Development Committee
Dr. Giuseppe Vita (Chairman)
Prof. Dr. Piet Borst
Norbert Deutschmann
Prof. John A. Dormandy
Dr. Hans-Peter Niendorf
Dr. Ulrich Sommer

Committee stipulated by section 27(3) MitbestG
Hans-Georg Bleeck
Norbert Deutschmann
Dr. Reiner Hagemann
Dr. Giuseppe Vita

EXECUTIVE BOARD Position held Place of residence Date of birth Term of office	Dr. Hubertus Erlen Chairman of the Executive Board Berlin June 7, 1943 July 1, 1985 - June 30, 2008	Dr. Karin Dorrepaal Member of the Executive Board Berlin, Germany March. 6, 1961 September 1, 2004 - August 31, 2007	Dr. Ulrich Köstlin Member of the Executive Board Berlin, Germany December 31, 1952 June 1, 1994 - May 31, 2009	Lutz Lingnau Member of the Executive Board Mendham, NJ, U.S.A. March 9, 1943 January 1, 2001 - December 31, 2005
Responsibility within Schering Group	Strategy and Business Development, Corporate Communication, Senior Executives, Corporate Audit, Code of Conduct Compliance	Diagnostic Imaging, Medrad, Inc., Industrial Operations & Environment, Procurement	Europe Region, United States Region, Japan Region, Latin America/Canada Region, Asia/Pacific Region Marketing & Sales	until December 31, 2005 United States Region Specialized Therapeutics, Dermatology
Membership in legally required supervisory Boards in Germany	Member of the Supervisory Board - Celesio AG, Stuttgart		Member of the Supervisory Board - Schering Deutschland Holding AG, Hamburg (Group mandate) - ALBA AG, Berlin	Member of the Supervisory Board - Lanxess AG, Leverkusen
Membership in comparable control bodies of companies in Germany and abroad	Chairman of the Board of Directors - Schering Berlin Inc., U.S.A. (until Dec. 31, 2005) Member of the Curatorship of the Bertelsmann Stiftung, Gütersloh	Member of the Board of Directors - Schering Berlin Inc., U.S.A. (until Dec. 31, 2005) Member of the Supervisory Board - Universiteit van Amsterdam/Hogeschool van Amsterdam, Netherlands
Chairman of the Board of
Directors
- Nihon Schering K.K.,
  Japan

Member of the Board of Directors
- Schering Berlin Inc.,
U.S.A.
  (until Dec. 31, 2005)
- Schering Oy, Finland

Member of the Foundation Board
H. Turnauer Foundation,
  Vaduz, Liechtenstein
- Arepo Foundation, Vaduz,
  Liechtenstein

Chairman of the Board of Directors - Berlex, Inc., U.S.A. - Medrad, Inc., U.S.A. (until Dec. 31, 2005) Vice Chairman of the Board of Directors - Schering Berlin Inc., U.S.A. (until Dec. 31, 2005)

Prof. Dr. Rainer Metternich Member of the Executive Board Berlin April 17, 1955 January 1, 2006 - December 31, 2008	Marc Rubin, MD Member of the Executive Board Englewood, NJ, USA January 10, 1955 October 1, 2003 - September 30, 2008	Dr. Jörg Spiekerkötter Member of the Executive Board Kleinmachnow, Germany May 15, 1958 April 15, 2002 - April 14, 2007	Prof. Dr. Dr. h.c. Günter Stock Member of the Executive Board Berlin, Germany February 7, 1944 May 1, 1989 - December 31, 2005
Research, Pre-clinical Development, Corporate Human Resources	Development, Gynecology&Andrology, Specialized Therapeutics, Oncology	Finance and Administration, Corporate Controlling, Information Technology, Corporate Risk Management, Intendis GmbH	until Dec. 31, 2005 Gynecology&Andrology, Research
Member of the Supervisory Board - Gerling Allgemeine Versicherungs-AG, Cologne
Member of the Supervisory Board - BBB Management GmbH, Campus Berlin-Buch, Berlin (as of Jan. 1, 2006)	Chairman of the Board of Directors - Schering Berlin Inc., U.S.A. - Berlex, Inc., U.S.A. Member of the Board of Directors - Schering Oy, Finland - Surface Logix Inc., Boston, USA	Member of the Board of Directors - Schering Berlin Inc., U.S.A. (until Dec. 31, 2005) Member of the Supervisory Board - European School of Management and Technology GmbH, Berlin
Member of the Supervisory
Board
- Biomedizinischer Forschungs-
campus Berlin-Buch GmbH,
Berlin
- Klinikum Bayerische Julius-
  Maximilians Universität
  Würzburg

Member of the
Board of Directors
- Schering Berlin Inc., U.S.A.
  (until Dec. 31, 2005)

Schering Aktiengesellschaft 13342 Berlin, Germany Tel.: + 49-30-468-11 11 Fax: + 49-30-468-153 05 Internet: http://www.schering.de